UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	or	Form 40-F :☐

The information, documents and exhibits set forth in this Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Sumitomo Mitsui Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-261754) and to be a part of such prospectus from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2022 and 2023

2.	Independent Auditor’s Report on the Consolidated Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2022 and 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Fumihiko Ito
	Name:	Fumihiko Ito
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: June 28, 2023

AUDITED CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED MARCH 31, 2022 AND 2023

On June 22, 2023, we published our consolidated financial statements as of and for the years ended March 31, 2022 and 2023 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our annual securities report (yukashoken hokokusho) for the year ended March 31, 2023 filed by us with the relevant Japanese authorities. This document includes such audited consolidated financial statements and the notes thereto. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

March 31	Millions of yen				Millions of U.S. dollars
	2022		2023		2023
Assets:
Cash and due from banks	*5	¥74,792,123	*5	¥75,913,960	$568,474
Call loans and bills bought		1,965,134		5,684,812	42,570
Receivables under resale agreements		6,035,507		5,785,945	43,327
Receivables under securities borrowing transactions		5,649,632		5,576,612	41,760
Monetary claims bought		5,370,377		5,558,287	41,623
Trading assets	*2, *5	7,351,878	*2, *5	8,751,204	65,532
Money held in trust		310		12,957	97
Securities	*1, *2, *3, *5, *13	38,538,724	*1, *2, *3, *5, *13	33,213,165	248,713
Loans and bills discounted	*3, *4, *5, *6	90,834,056	*3, *4, *5, *6	98,404,137	736,889
Foreign exchanges	*3, *4	2,812,104	*3, *4	1,942,764	14,548
Lease receivables and investment assets		228,608		226,302	1,695
Other assets	*3, *5	10,175,873	*3, *5	13,243,899	99,176
Tangible fixed assets	*7, *8, *9	1,457,254	*7, *8, *9	1,494,527	11,192
Assets for rent		456,108		519,308	3,889
Buildings		357,930		323,411	2,422
Land		449,380		412,045	3,086
Lease assets		24,018		23,317	175
Construction in progress		26,991		30,983	232
Other tangible fixed assets		142,824		185,460	1,389
Intangible fixed assets		898,817		897,848	6,723
Software		460,468		521,545	3,906
Goodwill		320,640		277,311	2,077
Lease assets		584		451	3
Other intangible fixed assets		117,123		98,539	738
Net defined benefit asset		623,045		704,654	5,277
Deferred tax assets		66,720		74,084	555
Customers’ liabilities for acceptances and guarantees	*3	11,722,239	*3	13,693,771	102,544
Reserve for possible loan losses		(817,784)		(750,369)	(5,619)

Total assets		¥257,704,625		¥270,428,564	$2,025,075

(Continued)

March 31	Millions of yen				Millions of U.S. dollars
	2022		2023		2023
Liabilities and net assets:
Liabilities:
Deposits	*5	¥148,585,460	*5	¥158,770,253	$1,188,934
Negotiable certificates of deposit		13,069,796		13,025,555	97,540
Call money and bills sold		1,129,999		2,569,055	19,238
Payables under repurchase agreements	*5	19,359,965	*5	16,772,716	125,601
Payables under securities lending transactions	*5	1,580,580	*5	1,521,271	11,392
Commercial paper		1,866,366		2,349,956	17,597
Trading liabilities		6,377,968		8,066,745	60,407
Borrowed money	*5, *10	18,877,990	*5, *10	13,674,830	102,403
Foreign exchanges		1,216,893		1,465,847	10,977
Short-term bonds		442,000		424,000	3,175
Bonds	*11	9,808,107	*5, *11	10,365,003	77,617
Due to trust account	*5, *12	2,443,873	*5, *12	2,413,464	18,073
Other liabilities		8,415,621		11,923,748	89,290
Reserve for employee bonuses		89,894		96,254	721
Reserve for executive bonuses		4,064		3,307	25
Net defined benefit liability		40,864		35,449	265
Reserve for executive retirement benefits		1,087		1,133	8
Reserve for point service program		25,000		28,659	215
Reserve for reimbursement of deposits		5,767		10,845	81
Reserve for losses on interest repayment		135,084		128,378	961
Reserves under the special laws		3,902		3,902	29
Deferred tax liabilities		275,570		265,354	1,987
Deferred tax liabilities for land revaluation	*7	29,193	*7	27,952	209
Acceptances and guarantees		11,722,239		13,693,771	102,544

Total liabilities		245,507,293		257,637,458	1,929,291

Net assets:
Capital stock		2,341,878		2,342,537	17,542
Capital surplus		693,664		694,052	5,197
Retained earnings		6,916,468		7,423,600	55,591
Treasury stock		(13,402)		(151,798)	(1,137)

Total stockholders’ equity		9,938,608		10,308,391	77,193

Net unrealized gains (losses) on other securities		1,632,080		1,373,521	10,285
Net deferred gains (losses) on hedges		(80,061)		(13,293)	(100)
Land revaluation excess	*7	36,320	*7	35,005	262
Foreign currency translation adjustments		450,143		843,614	6,317
Accumulated remeasurements of defined benefit plans		121,123		133,226	998

Total accumulated other comprehensive income		2,159,606		2,372,074	17,763

Stock acquisition rights		1,475		1,145	9
Non-controlling interests		97,641		109,495	820

Total net assets		12,197,331		12,791,106	95,785

Total liabilities and net assets		¥257,704,625		¥270,428,564	$2,025,075

CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2022		2023		2023
Ordinary income		¥4,111,127		¥6,142,155	$45,995
Interest income		1,907,991		3,779,715	28,304
Interest on loans and discounts		1,367,464		2,465,859	18,465
Interest and dividends on securities		347,883		437,385	3,275
Interest on call loans and bills bought		15,563		76,714	574
Interest on receivables under resale agreements		6,166		20,232	152
Interest on receivables under securities borrowing transactions		1,068		34,078	255
Interest on deposits with banks		21,334		304,299	2,279
Interest on lease transactions		6,932		8,676	65
Interest on deferred payment		23,259		22,409	168
Other interest income		118,317		410,058	3,071
Trust fees		5,940		6,752	51
Fees and commissions		1,414,867		1,441,313	10,793
Trading income		101,293		120,727	904
Other operating income		369,898		477,892	3,579
Lease-related income		33,647		39,721	297
Other		336,250		438,170	3,281
Other income		311,136		315,754	2,364
Recoveries of written-off claims		13,552		16,923	127
Other	*1	297,583	*1	298,830	2,238
Ordinary expenses		3,070,505		4,981,224	37,301
Interest expenses		380,007		2,061,922	15,440
Interest on deposits		90,110		796,781	5,967
Interest on negotiable certificates of deposit		21,467		259,422	1,943
Interest on call money and bills sold		1,412		18,057	135
Interest on payables under repurchase agreements		5,872		275,765	2,065
Interest on payables under securities lending transactions		357		3,165	24
Interest on commercial paper		2,359		45,081	338
Interest on borrowed money		25,667		86,175	645
Interest on short-term bonds		10		30	0
Interest on bonds		212,920		256,862	1,923
Other interest expenses		19,829		320,579	2,401
Fees and commissions payments		215,332		222,321	1,665
Trading losses		130		—	—
Other operating expenses		259,015		371,925	2,785
Lease-related expenses		24,989		31,314	234
Other		234,026		340,610	2,551
General and administrative expenses	*2	1,821,125	*2	1,949,245	14,597
Other expenses		394,893		375,809	2,814
Provision for reserve for possible loan losses		180,004		88,272	661
Other	*3	214,889	*3	287,537	2,153

Ordinary profit		1,040,621		1,160,930	8,694

(Continued)
	Millions of yen				Millions of U.S. dollars
Year ended March 31	2022		2023		2023
Extraordinary gains		¥1,707		¥3,110	$23
Gains on disposal of fixed assets		1,707		3,110	23
Reversal of reserve for eventual future operating losses from financial instruments transactions		0		0	0
Extraordinary losses		112,740		65,569	491
Losses on disposal of fixed assets		3,820		6,523	49
Losses on impairment of fixed assets	*4	108,920	*4	59,045	442

Income before income taxes		929,588		1,098,472	8,226

Income taxes-current		241,259		222,522	1,666
Income taxes-deferred		(26,724)		59,625	446

Income taxes		214,535		282,148	2,113

Profit		715,052		816,324	6,113

Profit attributable to non-controlling interests		8,421		10,481	78

Profit attributable to owners of parent		¥706,631		¥805,842	$6,034

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen				Millions of U.S. dollars
Year ended March 31	2022		2023		2023
Profit		¥715,052		¥816,324	$6,113
Other comprehensive income (losses)	*1	(153,165)	*1	215,388	1,613
Net unrealized gains (losses) on other securities		(460,361)		(252,078)	(1,888)
Net deferred gains (losses) on hedges		(112,631)		54,055	405
Foreign currency translation adjustments		381,076		327,919	2,456
Remeasurements of defined benefit plans		(6,865)		12,078	90
Share of other comprehensive income of affiliates		45,617		73,412	550

Total comprehensive income		561,887		1,031,712	7,726

Comprehensive income attributable to owners of parent		553,117		1,019,625	7,635
Comprehensive income attributable to non-controlling interests		8,770		12,087	91

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Year ended March 31, 2022	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367
Cumulative effects of changes in accounting policies			(8,502)		(8,502)
Restated balance	2,341,274	693,205	6,484,083	(13,698)	9,504,865
Changes in the fiscal year
Issuance of new stock	603	603			1,207
Cash dividends			(274,127)		(274,127)
Profit attributable to owners of parent			706,631		706,631
Purchase of treasury stock				(74)	(74)
Disposal of treasury stock		(50)		370	320
Changes in shareholders’ interest due to transaction with non-controlling interests		(144)			(144)
Reversal of land revaluation excess			(68)		(68)
Transfer from retained earnings to capital surplus		50	(50)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	603	459	432,384	296	433,743

Balance at the end of the fiscal year	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608

Year ended March 31, 2022	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051
Cumulative effects of changes in accounting policies
Restated balance	2,094,605	14,723	36,251	40,390	127,080	2,313,051
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(462,524)	(94,785)	68	409,753	(5,957)	(153,444)

Net changes in the fiscal year	(462,524)	(94,785)	68	409,753	(5,957)	(153,444)

Balance at the end of the fiscal year	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606

Year ended March 31, 2022	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,791	¥70,836	¥ 11,899,046
Cumulative effects of changes in accounting policies			(8,502)
Restated balance	1,791	70,836	11,890,544
Changes in the fiscal year
Issuance of new stock			1,207
Cash dividends			(274,127)
Profit attributable to owners of parent			706,631
Purchase of treasury stock			(74)
Disposal of treasury stock			320
Changes in shareholders’ interest due to transaction with non-controlling interests			(144)
Reversal of land revaluation excess			(68)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(316)	26,805	(126,955)

Net changes in the fiscal year	(316)	26,805	306,787

Balance at the end of the fiscal year	¥1,475	¥97,641	¥ 12,197,331

(Continued)

Year ended March 31, 2023	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608
Changes in the fiscal year
Issuance of new stock	658	658			1,317
Cash dividends			(301,626)		(301,626)
Profit attributable to owners of parent			805,842		805,842
Purchase of treasury stock				(138,839)	(138,839)
Disposal of treasury stock		(111)		443	332
Changes in shareholders’ interest due to transaction with non-controlling interests		(270)			(270)
Increase due to decrease in affiliates accounted for by the equity method			1,712		1,712
Reversal of land revaluation excess			1,314		1,314
Transfer from retained earnings to capital surplus		111	(111)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	658	388	507,131	(138,396)	369,782

Balance at the end of the fiscal year	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391

Year ended March 31, 2023	Millions of yen
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(258,559)	66,768	(1,314)	393,471	12,102	212,467

Net changes in the fiscal year	(258,559)	66,768	(1,314)	393,471	12,102	212,467

Balance at the end of the fiscal year	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074

Year ended March 31, 2023	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,475	¥97,641	¥ 12,197,331
Changes in the fiscal year
Issuance of new stock			1,317
Cash dividends			(301,626)
Profit attributable to owners of parent			805,842
Purchase of treasury stock			(138,839)
Disposal of treasury stock			332
Changes in shareholders’ interest due to transaction with non-controlling interests			(270)
Increase due to decrease in affiliates accounted for by the equity method			1,712
Reversal of land revaluation excess			1,314
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(329)	11,854	223,991

Net changes in the fiscal year	(329)	11,854	593,774

Balance at the end of the fiscal year	¥1,145	¥109,495	¥ 12,791,106

(Continued)

Year ended March 31, 2023	Millions of U.S. dollars
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	$17,537	$5,194	$51,793	$(100)	$74,424
Changes in the fiscal year
Issuance of new stock	5	5			10
Cash dividends			(2,259)		(2,259)
Profit attributable to owners of parent			6,034		6,034
Purchase of treasury stock				(1,040)	(1,040)
Disposal of treasury stock		(1)		3	2
Changes in shareholders’ interest due to transaction with non-controlling interests		(2)			(2)
Increase due to decrease in affiliates accounted for by the equity method			13		13
Reversal of land revaluation excess			10		10
Transfer from retained earnings to capital surplus		1	(1)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	5	3	3,798	(1,036)	2,769

Balance at the end of the fiscal year	$17,542	$5,197	$55,591	$(1,137)	$77,193

Year ended March 31, 2023	Millions of U.S. dollars
	Accumulated other comprehensive income
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	$12,222	$(600)	$272	$3,371	$907	$16,172
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(1,936)	500	(10)	2,946	91	1,591

Net changes in the fiscal year	(1,936)	500	(10)	2,946	91	1,591

Balance at the end of the fiscal year	$10,285	$(100)	$262	$6,317	$998	$17,763

Year ended March 31, 2023	Millions of U.S. dollars
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	$11	$731	$ 91,338
Changes in the fiscal year
Issuance of new stock			10
Cash dividends			(2,259)
Profit attributable to owners of parent			6,034
Purchase of treasury stock			(1,040)
Disposal of treasury stock			2
Changes in shareholders’ interest due to transaction with non-controlling interests			(2)
Increase due to decrease in affiliates accounted for by the equity method			13
Reversal of land revaluation excess			10
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(2)	89	1,677

Net changes in the fiscal year	(2)	89	4,446

Balance at the end of the fiscal year	$9	$820	$ 95,785

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2022	2023	2023
Cash flows from operating activities:
Income before income taxes	¥929,588	¥1,098,472	$8,226
Depreciation	222,298	238,696	1,787
Losses on impairment of fixed assets	108,920	59,045	442
Amortization of goodwill	19,618	29,232	219
Equity in net (gains) losses of affiliates	(28,511)	(55,461)	(415)
Net change in reserve for possible loan losses	120,415	(74,781)	(560)
Net change in reserve for employee bonuses	(2,422)	3,442	26
Net change in reserve for executive bonuses	(344)	(770)	(6)
Net change in net defined benefit asset and liability	(51,782)	(86,536)	(648)
Net change in reserve for executive retirement benefits	6	45	0
Net change in reserve for point service program	344	3,659	27
Net change in reserve for reimbursement of deposits	(4,214)	5,077	38
Net change in reserve for losses on interest repayment	(5,673)	(6,706)	(50)
Interest income	(1,907,991)	(3,779,715)	(28,304)
Interest expenses	380,007	2,061,922	15,440
Net (gains) losses on securities	(167,239)	(51,242)	(384)
Net (gains) losses from money held in trust	(0)	454	3
Net exchange (gains) losses	(645,090)	(681,131)	(5,101)
Net (gains) losses from disposal of fixed assets	2,113	3,412	26
Net change in trading assets	(350,069)	(761,361)	(5,701)
Net change in trading liabilities	454,445	1,492,404	11,176
Net change in loans and bills discounted	(4,730,989)	(7,108,627)	(53,232)
Net change in deposits	5,587,551	9,477,514	70,971
Net change in negotiable certificates of deposit	463,396	(57,027)	(427)
Net change in borrowed money (excluding subordinated borrowings)	906,048	(5,368,773)	(40,203)
Net change in deposits with banks	(2,667,375)	(377,102)	(2,824)
Net change in call loans and bills bought and others	(128,064)	(3,243,078)	(24,285)
Net change in receivables under securities borrowing transactions	177,815	73,019	547
Net change in call money and bills sold and others	2,956,428	(1,410,327)	(10,561)
Net change in commercial paper	99,900	403,531	3,022
Net change in payables under securities lending transactions	(840,773)	(59,308)	(444)
Net change in foreign exchanges (assets)	(626,264)	888,295	6,652
Net change in foreign exchanges (liabilities)	99,792	244,713	1,833
Net change in lease receivables and investment assets	26,248	20,819	156
Net change in short-term bonds (liabilities)	(143,000)	(18,000)	(135)
Issuance and redemption of bonds (excluding subordinated bonds)	210,858	(157,319)	(1,178)
Net change in due to trust account	122,649	(30,408)	(228)
Interest received	1,917,652	3,530,912	26,441
Interest paid	(383,080)	(1,915,569)	(14,345)
Other, net	(303,148)	97,800	732

Subtotal	1,820,065	(5,510,776)	(41,267)

Income taxes paid	(274,642)	(384,408)	(2,879)

Net cash provided by (used in) operating activities	1,545,423	(5,895,185)	(44,145)

(Continued)

Year ended March 31	Millions of yen				Millions of U.S. dollars
	2022		2023		2023
Cash flows from investing activities:
Purchases of securities		¥(36,938,512)		¥(32,355,919)	$(242,294)
Proceeds from sale of securities		18,619,631		17,887,615	133,949
Proceeds from redemption of securities		16,426,401		20,702,736	155,030
Purchases of money held in trust		(1)		(13,102)	(98)
Proceeds from sale of money held in trust		0		0	0
Purchases of tangible fixed assets		(92,592)		(100,015)	(749)
Proceeds from sale of tangible fixed assets		1,180		8,858	66
Purchases of intangible fixed assets		(195,596)		(199,114)	(1,491)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	*2	(227,321)		—	—

Net cash provided by (used in) investing activities		(2,406,810)		5,931,059	44,414

Cash flows from financing activities:
Proceeds from subordinated borrowings		—		10,000	75
Repayment of subordinated borrowings		(15,000)		(48,000)	(359)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		184,048		207,000	1,550
Redemption of subordinated bonds and bonds with stock acquisition rights		(380,065)		(85,000)	(637)
Dividends paid		(274,058)		(301,600)	(2,259)
Proceeds from issuance of common stock to non-controlling stockholders		68		—	—
Dividends paid to non-controlling stockholders		(628)		(2,626)	(20)
Purchases of treasury stock		(74)		(138,839)	(1,040)
Proceeds from disposal of treasury stock		320		332	2
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		51		956	7

Net cash provided by (used in) financing activities		(485,338)		(357,778)	(2,679)

Effect of exchange rate changes on cash and cash equivalents		367,584		354,081	2,652

Net change in cash and cash equivalents		(979,140)		32,176	241

Cash and cash equivalents at the beginning of the fiscal year		66,811,212		65,832,072	492,976

Cash and cash equivalents at the end of the fiscal year	*1	¥65,832,072	*1	¥65,864,248	$493,217

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC Group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the annual securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than ¥1 million have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2023 which was ¥133.54 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant Accounting Policies for Preparing Consolidated Financial Statements)

1. Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at March 31, 2023 was 184.

Principal companies:	Sumitomo Mitsui Banking Corporation (“SMBC”)
SMBC Trust Bank Ltd.
SMBC Nikko Securities Inc.
Sumitomo Mitsui Card Company, Limited
SMBC Finance Service Co., Ltd.
SMBC Consumer Finance Co., Ltd.
The Japan Research Institute, Limited
Sumitomo Mitsui DS Asset Management Company, Limited
SMBC Bank International plc
SMBC Bank EU AG
Sumitomo Mitsui Banking Corporation (China) Limited
PT Bank BTPN Tbk
SMBC Americas Holdings, Inc.
SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2023 were as follows:

8 companies were newly included in the scope of consolidation as a result of new establishment and for other reasons.

5 companies were excluded from the scope of consolidation because of liquidation and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

5 of the unconsolidated subsidiaries were investment partnerships, and neither their assets nor profit/loss were substantially attributable to subsidiaries, and thus were excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

Other unconsolidated subsidiaries were excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings were immaterial, as such, they do not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at March 31, 2023 was 5.

Principal company:	SBCS Co., Ltd.

(2)	Equity method affiliates

The number of affiliates accounted for by the equity method at March 31, 2023 was 303.

Principal companies:	Sumitomo Mitsui Finance and Leasing Company, Limited
Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the fiscal year ended March 31, 2023 were as follows:

201 companies became equity method affiliates due to acquisition of stock and for other reasons.

Vietnam Export Import Commercial Joint Stock Bank and 4 other companies were excluded from the scope of equity method affiliates due to sale of stocks and for other reasons.

(3)	Unconsolidated subsidiaries not accounted for by the equity method

5 unconsolidated subsidiaries not accounted for by the equity method were investment partnerships, and neither their assets nor profit/loss are substantially attributable to subsidiaries, and thus were excluded from the scope of equity method pursuant to Article 10, Paragraph 1, Item 2 of the Ordinance on the Terminology, Forms, and Preparation Methods of Consolidated Financial Statements.

(4)	Affiliates not accounted for by the equity method

Principal company:	Park Square Capital / SMBC Loan Programme S. à r. l.

Affiliates not accounted for by the equity method were also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings were immaterial, and as such, they did not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of equity method.

3. The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries at March 31, 2023 were as follows:

June 30	1
October 31	2
December 31	93
March 31	88

(2)

The subsidiary with balance sheets dated June 30 is consolidated using the financial statements as of December 31, the subsidiaries with balance sheets dated October 31 are consolidated using the financial statements as of January 31, and certain subsidiaries with balance sheets dated December 31 are consolidated using the financial statements as of March 31. Other subsidiaries are consolidated using the financial statements as of their respective balance sheet dates.

Appropriate adjustments are made to material transactions during the periods between their respective balance sheet dates and the consolidated closing date.

4. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statements of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Other securities are carried at fair value (cost of securities sold is calculated using primarily the moving average method). Stocks with no market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated by group basis of the financial assets and liabilities based on net asset or liability after offsetting.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms or useful lives of such assets are, in principle, their depreciation period and the salvage values are estimated disposal values when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows (“DCF”) method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as “Past due loans (3 months or more)” or “Restructured loans” requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using average ratio of loan-loss ratio or probability of bankruptcies for certain periods in the past based on actual loan losses or bankruptcies in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off for the fiscal years ended March 31, 2022 and 2023 were ¥163,664 million and ¥161,492 million, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount of deemed accrued at the period-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(12)	Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Revenue recognition

1)	Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligation of each of the transactions based on the actual transaction of the contractual coverage.

2)	Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and timing of identifying the satisfaction of performance obligation of each item of fees and commissions are determined as follows.

Revenue for deposits and loans, mainly including the commission fees, etc. for account transfer and commissions for administration fee during the loan period of syndicated loans, is recognized when the transaction starts with the customer or over the period of the transaction of the related services.

Revenue for remittances and transfers, mainly including the fees for domestic and overseas remittances, is recognized when the related services are provided.

Revenue for securities-related business, mainly including trading commissions such as sales commissions of stocks and bonds, is recognized when the transaction started with the customer.

Revenue for agency business, mainly including the accepted commissions between banks for online alliances, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

Revenue for safe deposits, mainly including storage fees for safekeeping deposit and usage fees of safes and protective boxes, is recognized over the period of the transaction of the related service.

Revenue for credit card business, mainly including merchant fees, is recognized when the credit sales data arrives.

Revenue for investment trusts, mainly including the commissions for processing sales and records management of investment trusts, etc., is recognized when the transaction started with the customer or over the period of the transaction of the related service.

(15)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(16)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(17)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Committee Practical Guideline No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guideline No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(18)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(19)	Scope of “Cash and cash equivalents” on consolidated statements of cash flows

For the purpose of presenting the consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(20)	Adoption of the group tax sharing system

The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

(Significant Accounting Estimates)

1. Reserve for possible loan losses

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022 and 2023

	Millions of yen
Year ended March 31	2022	2023
Reserve for possible loan losses	¥817,784	¥750,369

(2)	Information on details of the significant accounting estimates for the identified item

Based on the assessment of all claims including loans and bills discounted conducted in accordance with the self-assessment procedures, and borrower category determined depending on their credit risk status, the following amounts are recorded as a reserve for possible loan losses.

- The estimated amount of expected loss calculated for each borrower category based on the average value of historical loan-loss ratio or probability of default over a certain past period is recorded as a reserve for loan losses

- As for claims classified as substandard or lower level classifications whose cash flows from collection of principals and interest can rationally be estimated, the Discounted Cash Flows (“DCF”) method is applied for ones with large borrowers of those claims and the amount calculated by the DCF method is recorded as a reserve for loan losses

- As for expected loss based on the future prospects with high probability, but cannot be reflected in historical loan-losses and in any individual borrower category, the amount deemed necessary based on an overall assessment is recorded as a reserve for loan losses

Reserve for possible loan losses recorded by the method above involves the following uncertainties in the process of estimation, hence requiring high-level managerial judgment.

- Consideration for qualitative factors including forward-looking information in determining borrower category

- Reasonable estimation of future individual cash flows in the DCF method

- Determination of a method for estimating expected loss based on future prospect in consideration of the latest economic environment and risk factors, and of the targeted portfolio

These may be affected by changes in economic environment, which have a potentially significant impact on the amount of reserve for possible loan losses for the next fiscal year.

(Note) For the estimation of the reserve for possible loan losses specifically related to the current international situation involving Ukraine, the tightening monetary policies overseas, and COVID-19, refer to (Additional Information).

2.	Impairment loss for fixed assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022 and 2023

	Millions of yen
Year ended March 31	2022	2023
Tangible fixed assets	¥1,457,254	¥1,494,527
Intangible fixed assets	898,817	897,848
Losses on impairment of fixed assets	108,920	59,045

(2)	Information on details of the significant accounting estimates for the identified item

(Grouping of assets)

As for land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch is the smallest unit of asset group, and intangible fixed assets and assets of Head Office, etc. which do not produce independent cash flows are treated as corporate assets. Corporate assets that are reasonably deemed to be used solely by each business unit are identified as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets. As for other corporate assets, impairment is recognized on a company level.

(Identifying indication of impairment, and testing and calculating recognition of impairment loss)

Fixed assets that have an indication of impairment are tested for recognition of impairment loss, and if recognition is required, their book values are reduced to the recoverable amount and the reduced amount is recorded as impairment loss. Recoverable amount is either net realizable value, which is deducting expected disposal cost from fair value of the fixed asset, or value in use which is the present value of cash flows expected to derive from the continuous use and disposal of the fixed asset after use.

Future cash flows and the growth rate used for testing the recognition of impairment loss as well as for calculating value in use are determined based on the factors including the estimation or judgment by management and the market growth rate, etc. Discount rate used for calculating value in use is determined based on the market interest rate and other market conditions, and these may be affected by changes in economic and financial environment. Therefore, if modification is required, it may have a potentially significant impact on the amount of impairment loss for fixed assets for the next fiscal year.

As for the fiscal year ended March 31, 2022, impairment loss of ¥37,795 million (tangible fixed assets ¥5,118 million, intangible fixed assets ¥32,677 million) related to the business assets attributable to the Retail Business Unit at SMBC was recorded. The future cash flows used to test recognition of impairment loss and calculate value in use was estimated based on the business plan of the business unit, which takes into account the balance of housing loans, as one of the major assumptions, and includes profit of the business unit adjusted on management accounting such as the collaboration profit with Group Companies, etc. The recoverable amount of calculating impairment loss was measured by using net realizable value. For the impairment loss for the fiscal year ended March 31, 2022, refer to (Notes to Consolidated statement of income).

3. Fair value of financial instruments

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2023

This is stated in (Notes to financial instruments).

(2)	Information on details of the significant accounting estimates for the identified item

This is stated in (Notes to financial instruments).

4. Reserve for losses on interest repayment

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022 and 2023

	Millions of yen
Year ended March 31	2022	2023
Reserve for losses on interest repayment	¥135,084	¥128,378

(2)	Information on details of the significant accounting estimates for the identified item

Reserve for losses on interest repayment is recorded based on estimated amount of claim of repayment in preparing for future claims of interest repayment from the customers whose loans are offered at interest rates in excess of the ceiling prescribed under the Interest Rate Restriction Act.

Estimated amount of claim for such repayment is calculated based on certain assumptions using the historical data regarding the number and amount of claims from customers. The trend in future claims of repayment from customers has a potentially significant impact on the amount of reserve for losses on interest repayment for the next fiscal year.

5. Retirement benefits expenses and retirement benefit obligations

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022 and 2023

	Millions of yen
Year ended March 31	2022	2023
Net defined benefit asset	¥623,045	¥704,654
Net defined benefit liability	40,864	35,449
Retirement benefit expenses included in general and administrative expenses	(12,317)	(17,910)

(2)	Information on details of the significant accounting estimates for the identified item

Retirement benefit expenses and retirement benefit obligations for the defined benefit plans for employees are recorded based on various assumptions including discount rate, employee turnover and future salary increase rate.

Discount rate is determined based on Japanese government bond yields, while the indicators such as employee turnover and future salary increase rate are determined based on historical data as well as the latest information on future outlook. Determining these key factors and metrics requires high-level managerial judgment, and if modifications are required, it may have significant impact on the amounts of retirement benefit expenses and retirement benefit obligations for the next fiscal year.

6. Deferred tax assets

(1)	The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2022 and 2023

	Millions of yen
Year ended March 31	2022	2023
Deferred tax assets	¥66,720	¥74,084
Deferred tax liabilities	275,570	265,354

(2)	Information on details of the significant accounting estimates for the identified item

The amount of tax associated with temporary differences is recorded as deferred tax assets or deferred tax liabilities excluding the amount of tax that is not expected to be collected or paid in the future accounting periods. Deferred tax assets and deferred tax liabilities of the entire group tax sharing entities are offset and presented on a net basis.

While the recoverability of deferred tax assets is determined by reasonably estimating the scheduling of temporary differences and taxable income, in the event of changes to the scheduling of temporary differences, taxable income which is lower than initial estimation, or tax reform such as reduction of corporate income tax rate, there is a potentially significant impact on the amount of deferred tax assets for the next fiscal year.

(Changes in Accounting Policies)

Application of Implementation Guidance on Accounting Standard for Fair Value Measurement

The Company applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) from the beginning of the fiscal year ended March 31, 2023. In accordance with the transitional treatment set forth in Paragraph 27-2 of Implementation Guidance on Accounting Standard for Fair Value Measurement, the Company had prospectively adopted the new accounting policy set forth in Implementation Guidance on Accounting Standard for Fair Value Measurement.

There were no effects on consolidated financial statements due to the application of the Implementation Guidance.

(Unapplied Accounting Standards and Others)

“Accounting Standard for Current Income Taxes” (ASBJ Statement No.27, October 28, 2022)

(1)	Outline

The Accounting Standard defines the treatment of the accounting classification of corporate income tax etc. which is imposed on Other comprehensive income and the tax effect accounting for sales of stocks of consolidated subsidiaries when applying the group taxation regime.

(2)	Date of Application

The Company will apply the Accounting Standard from the beginning of the fiscal year commencing on April 1, 2024.

(3)	Effects of Application of the Accounting Standard

The effects of the application of the Accounting Standard are currently being assessed.

(Additional information)

1. The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine.

Considering the uncertain business environment caused by the current international situation involving Ukraine, estimation of the reserve for possible loan losses associated with the Russia-related credits is reflected in the consolidated financial statements by the following method. The Russia-related credits are mainly related to corporate customers in Russia.

For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.

Furthermore, in light of the probability of delays in principal or interest payments and the easing of payment terms, etc. due to the prolonged impact of such economic sanctions and countermeasures, and the deterioration in the credit status of Russia including interest payments on Russian government bonds, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

Also, regarding certain funds of repayment from customers in Russia, given the prolonged difficulty in collecting the funds through overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation, the impact of the countermeasure is estimated, and a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.

As a result, a reserve for possible loan losses at a total of ¥77,094 million was recorded for the Russia-related credits.

2. The estimates of reserve for possible loan losses related to the impact of the tightening monetary policies overseas

Considering the increasing burden of interest payments for companies due to tightening monetary policies in various countries following suppressed inflationary pressures overseas, estimation of the reserve for possible loan losses associated with such impact is reflected in the consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by rising interest rates, and estimating the impact of changes in the market condition and the rising interest rates.

As a result, an additional reserve for possible loan losses at a total of ¥29,000 million was recorded for such portfolio.

3. The estimates of reserve for possible loan losses based on the current situation of the spread of the novel coronavirus disease (COVID-19)

The current situation regarding the spread of COVID-19 appeared to have stabilized to some extent as the Japanese government has downgraded its classification of COVID-19 under the Infectious Diseases Control Law to Class V. However, for certain portfolios, considering concerns over the future deterioration in credit conditions due to cease of government financial support and establishment of the new normal way of life, the estimation of the reserve for possible loan losses associated with such impact is reflected in the consolidated financial statements by the following method.

For potential losses expected to be incurred related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any of individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from perspectives of industry and ability of debt repayment, and estimating the impact of changes in the market condition, etc.

4. Transition from the consolidated corporate-tax system to the group tax sharing system

The Company and certain consolidated domestic subsidiaries transitioned from the consolidated corporate-tax system to the group tax sharing system from the fiscal year ended March 31, 2023. In accordance with the transition, the accounting treatment and disclosure of corporate tax, local tax, and tax effect accounting are based on “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (ASBJ Practical Issue Task Force No.42, August 12, 2021). Based on Paragraph 32(1) of ASBJ Practical Issue Task Force No.42, it is deemed that changes in accounting policy by applying ASBJ Practical Issue Task Force No.42 have no effect.

5. Suspected illegal stabilization transactions

On March 24 and April 13, 2022, the Tokyo District Public Prosecutors Office filed charges with the Tokyo District Court to prosecute SMBC Nikko Securities Inc. (hereinafter, “SMBC Nikko Securities”), a consolidated subsidiary of the Company, and its former executive officers and employees, on suspicion of illegal stabilization transactions. On February 13, 2023, SMBC Nikko Securities and its former executive officers and employees were convicted of violating the Financial Instruments and Exchange Act. However, there was no significant impact on the consolidated financial statements for the fiscal year ended March 31, 2023.

(Notes to consolidated balance sheets)

*1	Stocks and investments in unconsolidated subsidiaries and affiliates

Stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
Stocks	¥1,186,236	¥1,348,039
Investments	735	595

Stocks of jointly controlled entities were as follows:

	Millions of yen
March 31	2022	2023
Stocks of jointly controlled entities	¥426,492	¥466,974

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
Japanese government bonds and Japanese local government bonds in “Securities”	¥133,331	¥468,390
Trading securities in “Trading assets”	238	136

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged, those securities lent and those securities held without being disposed at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
Securities pledged	¥8,648,160	¥7,694,727
Securities lent	392,554	242,392
Securities held without being disposed	3,612,737	4,482,661

*3	Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions

Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions at March 31, 2022 and 2023 were as follows. The claims were items that were recorded under the following items on the consolidated balance sheet: bonds included in “Securities” (limited to bonds for which the redemption of principal and the payment of interest in whole or in part are guaranteed, and that are issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in “Other assets,” and customers’ liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

	Millions of yen
March 31	2022	2023
Bankrupt and quasi-bankrupt loans	¥99,256	¥92,941
Doubtful loans	643,881	494,158
Substandard loans	414,422	340,732
Past due loans (3 months or more)	13,553	19,944
Restructured loans	400,868	320,788

Subtotal	1,157,560	927,833

Normal loans	106,019,459	115,139,286

Total	107,177,019	116,067,120

Bankrupt and quasi-bankrupt loans are claims to borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of reorganization proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt but whose financial condition and business performance have deteriorated and it is highly probable that the loan principal cannot be collected and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower’s financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above were the amounts before deduction of reserve for possible loan losses.

*4	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guideline No. 24. SMBC and its banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
Bills discounted	¥1,120,625	¥822,762

*5	Assets pledged as collateral

Assets pledged as collateral at March 31, 2022 and 2023 were as follows:

March 31, 2022	Millions of yen	March 31, 2023	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥22,976	Cash and due from banks	¥13,171
Trading assets	788,912	Trading assets	1,058,908
Securities	17,807,664	Securities	12,418,536
Loans and bills discounted	11,205,047	Loans and bills discounted	12,481,327
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	2,300	Deposits	2,654
Payables under repurchase agreements	10,332,743	Payables under repurchase agreements	10,326,742
Payables under securities lending transactions	576,050	Payables under securities lending transactions	768,189
Borrowed money	16,452,177	Borrowed money	11,166,368
Due to trust account	629,091	Bonds	119,378
		Due to trust account	717,178

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2022 and 2023:

March 31, 2022	Millions of yen	March 31, 2023	Millions of yen
Cash and due from banks	¥178,882	Cash and due from banks	¥15,264
Trading assets	1,540,078	Trading assets	1,568,123
Securities	5,120,441	Securities	5,149,925
Loans and bills discounted	18,823	Loans and bills discounted	21,015

Other assets include collateral money deposited for financial instruments, surety deposits, margins of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2022	Millions of yen	March 31, 2023	Millions of yen
Collateral money deposited for financial instruments	¥2,696,495	Collateral money deposited for financial instruments	¥3,072,386
Surety deposits	82,525	Surety deposits	75,553
Margins of futures markets	144,815	Margins of futures markets	68,266
Other margins	111,115	Other margins	101,637

*6	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
The amounts of unused commitments	¥72,708,112	¥78,489,500
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	47,990,310	51,277,207

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which an application from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities are requested to be pledged. Also after concluding the contracts, customer’s financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

*7	Land revaluation excess

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, paragraph 3 of the Act)

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*8	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
Accumulated depreciation	¥894,962	¥958,659

*9	Deferred gain on tangible fixed assets deductible for tax purposes

Deferred gain on tangible fixed assets deductible for tax purposes at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
Deferred gain on tangible fixed assets deductible for tax purposes	¥55,269	¥55,240
[The consolidated fiscal year concerned]	[—]	[149]

*10	Subordinated borrowings

The balance of subordinated borrowings included in “Borrowed money” at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
Subordinated borrowings	¥234,000	¥196,000

*11	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
Subordinated bonds	¥1,769,175	¥1,935,479

*12	Borrowings from trust account in relation to covered bonds issued by trust account

The amount of borrowings from trust account in relation to covered bonds issued by trust account included in “Due to trust account” at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
The amount of borrowings from trust account in relation to covered bonds issued by trust account	¥629,091	¥717,178

*13	Guaranteed amount to privately-placed bonds

The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, paragraph 3 of Financial Instruments and Exchange Act) in “Securities” at March 31, 2022 and 2023 were as follows:

	Millions of yen
March 31	2022	2023
Guaranteed amount to privately-placed bonds	¥1,342,460	¥1,306,809

(Notes to consolidated statements of income)

*1	Other income

“Other” in “Other income” for the fiscal years ended March 31, 2022 and 2023 included the following:

Year ended March 31, 2022	Millions of yen	Year ended March 31, 2023	Millions of yen
Gains on sales of stocks and others	¥248,845	Gains on sales of stocks and others	¥213,106

*2	General and administrative expenses

“General and administrative expenses” for the fiscal years ended March 31, 2022 and 2023 included the following:

Year ended March 31, 2022	Millions of yen	Year ended March 31, 2023	Millions of yen
Salaries and related expenses	¥680,177	Salaries and related expenses	¥749,849
Depreciation	194,484	Depreciation	195,530
Research and development costs	35

*3	Other expenses

“Other” in “Other expenses” for the fiscal years ended March 31, 2022 and 2023 included the following:

Year ended March 31, 2022	Millions of yen	Year ended March 31, 2023	Millions of yen
Write-off of loans	¥79,578	Write-off of loans	¥101,161
Losses on sale of delinquent loans	27,551	Losses on sale of delinquent loans	35,400
Write-off of stocks and others	22,944	Losses on sales of stocks and others	30,622

*4	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets are recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the fiscal years ended March 31, 2022 and 2023.

Year ended March 31, 2022			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Branches (44 items)	Land and buildings, etc.	¥4,415
	Idle assets (89 items)		4,830
Kinki area	Branches (14 items)	Land and buildings, etc.	1,417
	Idle assets (61 items)		2,086
Other areas in Japan	Branches (10 items)	Land and buildings, etc.	548
	Idle assets (42 items)		1,212
Asia/Oceania	Idle assets (2 items)	Buildings	1,611
Americas/Europe/Middle East	Freight car lease assets, etc. (5,026 items)	Assets for rent	36,980
—	—	Software	55,815

Year ended March 31, 2023			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (126 items)	Land and buildings, etc.	¥13,818
Kinki area	Idle assets (99 items)	Land and buildings, etc.	18,178
Other areas in Japan	Idle assets (22 items)	Land and buildings, etc.	1,228
—	—	Software, etc.	6,642
—	—	Goodwill and other intangible fixed assets	19,178

As for land and buildings, etc., each branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce independent cash flows are treated as corporate assets. Some subsidiaries such as SMBC, a consolidated subsidiary of the Company, utilized management accounting framework to identify corporate assets that are reasonably deemed to be used solely by each business unit as each business unit’s corporate assets, and conducted impairment assessments on a business unit basis together with other related fixed assets. In the fiscal year ended March 31, 2022, at the Retail Banking Unit of SMBC, indications of impairment were identified due to continuous losses from operating activities caused by COVID-19 or other factors. As a result, the carrying amounts of business assets (branches, software) that includes corporate assets attributable to the business unit were reduced to their recoverable amounts, and the decreased amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount of the relevant business unit was calculated based on its net realizable value. When measuring the net realizable value, the net realizable value for land and buildings was calculated by subtracting the expected disposal cost from the real estate appraisal value estimated by an outside real estate appraiser. At SMBC Trust Bank Ltd., a consolidated subsidiary of the Company, carrying amounts of business assets (branches, software) that includes corporate assets attributable to the personal loans unit were reduced to their recoverable amounts, and the decreased amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount of the business unit is measured by value in use, which was calculated by discounting future cash flows by 7%.

As for idle assets, each individual property is treated as an asset group for recognition and measurement of impairment. The carrying amounts of idle assets are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. The recoverable amount is calculated using net realizable value, which is basically determined by subtracting the expected disposal cost from the real estate appraisal value. In the fiscal year ended March 31, 2023, at SMBC, certain branches were expected to be relocated due to the revision of domestic marketing framework under the next Medium-Term Management Plan. Therefore, the carrying amounts of such branches were reduced to their recoverable amounts, and the decreased amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets.”

As for lease assets, asset group for recognition and measurement of impairment is based on types of freight car. For the fiscal year ended March 31, 2022, it was found that the invested amounts for some freight car assets may not be recoverable, and as a result, the carrying amounts for those freight cars were reduced to their recoverable amounts, and the decreased amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount was measured by value in use, which was calculated by discounting future cash flows by 5%.

As for goodwill and other intangible fixed assets, asset group for recognition and measurement of impairment loss is mainly each consolidated subsidiary. In the fiscal year ended March 31, 2023, at TT International Asset Management Ltd, a consolidated subsidiary of the Company, the carrying amounts of goodwill and other intangible fixed assets were no longer expected to recover, as a result of a review of future cash flows in light of the current uncertain market environment. Therefore, all the unamortized amounts for those goodwill and other intangible fixed assets at the end of the fiscal year ended March 31, 2023 were included in “Extraordinary losses” as “Losses on impairment of fixed assets.” The recoverable amount was measured by value in use, which was calculated by discounting future cash flows at a rate of 14%.

(Notes to consolidated statements of comprehensive income)

*1	Reclassification adjustment and tax effect of other comprehensive income

Year ended March 31	Millions of yen
	2022	2023
Net unrealized gains (losses) on other securities:
Amount arising during the fiscal year	¥(458,030)	¥(257,936)
Reclassification adjustments	(196,175)	(103,897)

Before adjustments to tax effect	(654,205)	(361,834)
Tax effect	193,843	109,755

Net unrealized gains (losses) on other securities	(460,361)	(252,078)

Net deferred gains (losses) on hedges:
Amount arising during the fiscal year	(154,290)	(30,985)
Reclassification adjustments	(9,914)	109,008
Adjustments of acquisition cost of assets	80	—

Before adjustments to tax effect	(164,125)	78,022
Tax effect	51,494	(23,966)

Net deferred gains (losses) on hedges	(112,631)	54,055

Foreign currency translation adjustments:
Amount arising during the fiscal year	381,076	327,919
Reclassification adjustments	—	—

Before adjustments to tax effect	381,076	327,919
Tax effect	—	—

Foreign currency translation adjustments	381,076	327,919

Remeasurements of defined benefit plans:
Amount arising during the fiscal year	16,815	51,973
Reclassification adjustments	(27,362)	(34,268)

Before adjustments to tax effect	(10,546)	17,705
Tax effect	3,680	(5,626)

Remeasurements of defined benefit plans	(6,865)	12,078

Share of other comprehensive income of equity method affiliates:
Amount arising during the fiscal year	41,207	72,307
Reclassification adjustments	4,410	1,105

Before adjustments to tax effect	45,617	73,412
Tax effect	—	—

Share of other comprehensive income of equity method affiliates	45,617	73,412

Total other comprehensive income	¥(153,165)	¥215,388

(Notes to consolidated statements of changes in net assets)

Fiscal year ended March 31, 2022

1. Type and number of shares issued and treasury stock

Year ended March 31, 2022	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,374,040,061	322,041	—	1,374,362,102	1

Total	1,374,040,061	322,041	—	1,374,362,102

Treasury stock
Common stock	3,612,302	27,782	97,763	3,542,321	2,3

Total	3,612,302	27,782	97,763	3,542,321

Notes:	1.	The increase of 322,041 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The increase of 27,782 shares in the number of treasury common stock was due to purchases of fractional shares and acquisition of restricted stocks without compensation under the Stock Compensation Plans.
	3.	The decrease of 97,763 shares in the number of treasury common stock was due to sales of fractional shares as well as exercise of stock options.

2. Information on stock acquisition rights

Year ended March 31, 2022			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥1,475

Total							¥1,475

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 29, 2021	Common stock	¥130,190	¥95	March 31, 2021		June 30, 2021
Meeting of the Board of Directors held on November 12, 2021	Common stock	143,936	105	September 30, 2021		December 3, 2021
(2) Dividends to be paid in the next fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2022	Common stock	¥143,936	Retained earnings	¥105	March 31, 2022	June 30, 2022

Fiscal year ended March 31, 2023

1. Type and number of shares issued and treasury stock

Year ended March 31, 2023	Number of shares
	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	Notes
Shares issued
Common stock	1,374,362,102	329,092	—	1,374,691,194	1

Total	1,374,362,102	329,092	—	1,374,691,194

Treasury stock
Common stock	3,542,321	26,639,004	110,675	30,070,650	2,3

Total	3,542,321	26,639,004	110,675	30,070,650

Notes:	1.	The increase of 329,092 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
	2.	The increase of 26,639,004 shares in the number of treasury common stock was due to repurchases of own shares and purchases of fractional shares.
	3.	The decrease of 110,675 shares in the number of treasury common stock was due to sales of fractional shares as well as exercise of stock options.

2. Information on stock acquisition rights

Year ended March 31, 2023			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the fiscal year	Increase	Decrease	At the end of the fiscal year	At the end of the fiscal year	Notes
The Company	Stock acquisition rights as stock options	—	—	—	—	—	¥1,145

Total							¥1,145

3. Information on dividends

(1) Dividends paid in the fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date		Effective date
Ordinary General Meeting of Shareholders held on June 29, 2022	Common stock	¥143,936	¥105	March 31, 2022		June 30, 2022
Meeting of the Board of Directors held on November 14, 2022	Common stock	157,690	115	September 30, 2022		December 2, 2022
(2) Dividends to be paid in the next fiscal year
Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2023 (Scheduled to be resolved)	Common stock	¥168,077	Retained earnings	¥125	March 31, 2023	June 30, 2023

(Notes to consolidated statements of cash flows)

*1	The reconciliation of balance of “Cash and cash equivalents” at the end of the fiscal year and the amounts of items stated on the consolidated balance sheet

	Millions of yen
Year ended March 31	2022	2023
Cash and due from banks	¥74,792,123	¥75,913,960

Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(8,960,050)	(10,049,711)

Cash and cash equivalents	¥65,832,072	¥65,864,248

*2	The major components of assets and liabilities for entities newly consolidated by stock acquisition

The major components of assets and liabilities at the commencement of consolidation due to consolidating Fullerton India Credit Company Limited (“FICC”) and 1 other company by the Company’s stock acquisition and the relation between the acquisition cost of shares and expenditure to acquire were as follows:

Year ended March 31, 2022	Millions of yen
Assets	¥402,519
Loans and bills discounted	306,412
Liabilities	(334,271)
Borrowed money	(173,032)
Non-controlling interests	(17,130)
Goodwill	179,196

Acquisition cost of 2 companies	230,314
Cash and cash equivalents included in acquired assets of 2 companies	(2,993)

Expenditure for acquisition of 2 companies	¥227,321

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets were software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in “(Significant accounting policies for preparing consolidated financial statements) 4. Accounting policies (4) Depreciation.”

(2)	Lessor side

1)	Breakdown of lease investment assets

March 31	Millions of yen
	2022	2023
Lease receivables	¥287,443	¥302,063
Residual value	39,057	28,278
Unearned interest income	(97,892)	(104,040)

Total	¥228,608	¥226,302

2)	The scheduled collections of lease payments receivable related to lease investment assets were as follows:

March 31	Millions of yen
	2022	2023
Within 1 year	¥34,531	¥25,559
More than 1 year to 2 years	22,448	22,678
More than 2 years to 3 years	19,539	21,939
More than 3 years to 4 years	17,347	36,947
More than 4 years to 5 years	12,851	16,934
More than 5 years	180,724	178,004

Total	¥287,443	¥302,063

2. Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2022	2023
Due within 1 year	¥37,084	¥34,651
Due after 1 year	212,928	186,778

Total	¥250,013	¥221,429

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2022	2023
Due within 1 year	¥27,906	¥35,656
Due after 1 year	60,247	84,358

Total	¥88,153	¥120,014

(Notes to financial instruments)

1. Status of financial instruments

(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept., the Global Investment Dept., and the Portfolio Investment Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (derivative transactions for both ALM and trading purposes are undertaken by the Treasury Dept., Asia Pacific Division in Asia Pacific region, and the Treasury Dept., East Asia Division in East Asia region).

(2)	Details of financial instruments and associated risks

1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clause specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in “(Significant Accounting Policies for Preparing Consolidated Financial Statements), 4. Accounting policies, (17) Hedge accounting.”

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Policies on Comprehensive Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the policies, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important Group companies.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each Group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

(a)	Credit risk management system

The Group CRO formulates credit risk management policies each year based on the basic risk management policy for the entire Group. Meanwhile, the Credit & Investment Planning Dept. is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group’s credit policies, and performs credit portfolio management including non-performing loans. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims.

The credit departments of each business unit together with branches conduct credit risk management for loans handled by their units and manage their units’ portfolios. Credit approval authority is generally determined based on the credit amounts and internal grades, and the credit departments focus on analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the circumstances of borrower companies and identify those with potentially troubled credit positions at early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight system for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the audit results to the Management Committee and the Audit Committee.

(b)	Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

•	Appropriate risk-taking within the capital

To keep credit risk exposure to a permissible level relative to capital, the Company sets the upper limit of the permissible risk of overall risk capital, which represents the soundness of the risk appetite index, based on each business unit’s risk appetite and portfolio plan, and monitors the credit risk capital as part of permissible risk.

•	Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

•	Greater understanding of actual corporate conditions and balancing returns and risks

The Company runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead cost) level.

•	Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, the Company carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regards to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

(a)	Market and liquidity risk management systems

In accordance with the basic risk management policy for the entire Group decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept., which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. This department not only monitors the current risk situations but also reports regularly to the Management Committee and the Audit Committee. Furthermore, the ALM Committee at SMBC, the core bank of the Company, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee and the Audit Committee.

(b)	Market and liquidity risk management methodology

•	Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

•	Quantitative information on market risks

As of March 31, 2023, total VaR of SMBC and its major consolidated subsidiaries was ¥69.4 billion for the banking activities, ¥27.7 billion for the trading activities and ¥1,224.8 billion for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

•	Liquidity risk management

The Company manages liquidity risk based on the framework of “setting management levels of risk appetite indicators” and “developing contingency plans.” Risk appetite indicators are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained under the stressed conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2. Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments as well as the difference between them by input level are as follows.

The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to Note 3).

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified to the lowest priority level of fair value measurement in which each input belongs.

(1) Financial assets and liabilities at fair value on the consolidated balance sheets

	Millions of yen
	Consolidated balance sheet amount
March 31, 2022	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥139,783	¥453,676	¥593,459
Trading assets
Securities classified as trading purposes *1	3,026,478	612,347	2,953	3,641,779
Money held in trust	—	310	—	310
Securities
Other securities *1	26,967,783	8,748,760	38,988	35,755,532
Stocks	3,236,224	789	—	3,237,013
Japanese government bonds	15,774,197	—	—	15,774,197
Japanese local government bonds	1,101,913	43,583	—	1,145,496
Japanese short-term bonds	—	101,998	—	101,998
Japanese corporate bonds	120	2,500,547	37,949	2,538,617
Foreign stocks	881,009	10,450	—	891,459
Foreign bonds	5,971,115	6,069,966	1,038	12,042,120
Other	3,204	21,425	—	24,629

Total assets	¥29,994,261	¥9,501,201	¥495,618	¥39,991,081

Trading liabilities
Trading securities sold for short sales *1	¥3,048,624	¥129,081	¥—	¥3,177,706

Total liabilities	¥3,048,624	¥129,081	¥—	¥3,177,706

Derivative transactions *2, 3
Interest rate derivatives	¥397,345	¥(573,584)	¥1,505	¥(174,733)
Currency derivatives	(951)	(292,364)	14,851	(278,465)
Equity derivatives	(69,982)	(842)	70,501	(323)
Bond derivatives	(3,293)	1,406	—	(1,886)
Commodity derivatives	1,210	(193)	—	1,016
Credit derivative transactions	—	(4,494)	3,141	(1,352)

Total derivative transactions	¥324,327	¥(870,072)	¥89,999	¥(455,745)

*1

The amount of investment trusts is not included in the table above in accordance with Paragraph 27-3 of the “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021, hereinafter, “Guidance for Application of Fair Value Measurement”). The amount of such investment trusts on the consolidated balance sheet includes financial assets of ¥1,099,909 million.

*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(682,849) million is recorded on the consolidated balance sheet.

These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, March 17, 2022).

	Millions of yen
	Consolidated balance sheet amount
March 31, 2023	Level 1	Level 2	Level 3	Total
Monetary claims bought	¥—	¥100,379	¥465,157	¥565,537
Trading assets
Securities classified as trading purposes	3,989,898	491,157	15,121	4,496,177
Money held in trust	—	12,957	—	12,957
Securities
Other securities *1	20,866,081	10,212,040	25,725	31,103,847
Stocks	3,169,256	778	—	3,170,035
Japanese government bonds	9,576,298	—	—	9,576,298
Japanese local government bonds	1,041,285	46,339	—	1,087,625
Japanese short-term bonds	—	124,994	—	124,994
Japanese corporate bonds	—	2,363,868	24,703	2,388,572
Foreign stocks	904,834	15,692	—	920,526
Foreign bonds	5,802,603	7,277,909	1,021	13,081,534
Other	371,803	382,457	—	754,260

Total assets	¥24,855,980	¥10,816,535	¥506,004	¥36,178,520

Trading liabilities
Trading securities sold for short sales	¥3,189,556	¥97,590	¥—	¥3,287,146

Total liabilities	¥3,189,556	¥97,590	¥—	¥3,287,146

Derivative transactions *2, 3
Interest rate derivatives	¥218,391	¥(1,874,557)	¥2,460	¥(1,653,705)
Currency derivatives	2,955	(61,220)	13,799	(44,466)
Equity derivatives	(14,380)	12,940	37,055	35,616
Bond derivatives	(282)	(355)	—	(637)
Commodity derivatives	(839)	1,893	—	1,053
Credit derivative transactions	—	(2,714)	3,683	969

Total derivative transactions	¥205,845	¥(1,924,014)	¥56,999	¥(1,661,170)

*1	The amount of investment trusts that fall under the classification of Other securities is included in “Other” of the table above.
*2

The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.

*3	As for derivative transactions applying hedge accounting, ¥(1,342,931) million is recorded on the consolidated balance sheet.

These are interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that are hedged items. The Company has mainly applied deferred hedge accounting for those derivative transactions. For these hedging relationships, the Company has applied “Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (PITF No.40, March 17, 2022).

(2) Financial assets and liabilities not stated at fair value on the consolidated balance sheets

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, and Short-term bonds payable are not included in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
March 31, 2022	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥4,811,550	¥4,811,550	¥4,774,841	¥36,709
Securities
Bonds classified as held-to-maturity	25,522	—	—	25,522	25,741	(218)
Loans and bills discounted					90,834,056
Reserve for possible loan losses*					(590,744)

	—	—	91,961,573	91,961,573	90,243,312	1,718,260

Lease receivables and investment assets*	—	—	230,308	230,308	228,254	2,053

Total assets	¥25,522	¥—	¥97,003,432	¥97,028,954	¥95,272,149	¥1,756,805

Deposits	¥—	¥148,573,241	¥—	¥148,573,241	¥148,585,460	¥(12,218)
Negotiable certificates of deposit	—	13,074,760	—	13,074,760	13,069,796	4,963
Borrowed money	—	18,860,623	—	18,860,623	18,877,990	(17,366)
Bonds	—	8,805,035	775,403	9,580,439	9,808,107	(227,668)
Due to trust account	—	2,429,001	—	2,429,001	2,443,873	(14,871)

Total liabilities	¥—	¥191,742,662	¥775,403	¥192,518,066	¥192,785,228	¥(267,161)

*

General reserves and special reserves corresponding to loans are deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

	Millions of yen
	Fair value				Consolidated balance sheet amount	Difference
March 31, 2023	Level 1	Level 2	Level 3	Total
Monetary claims bought*	¥—	¥—	¥5,040,361	¥5,040,361	¥4,991,100	¥49,260
Securities
Bonds classified as held-to-maturity	165,207	—	—	165,207	165,592	(384)
Loans and bills discounted					98,404,137
Reserve for possible loan losses*					(469,205)

	—	1,327	99,490,120	99,491,448	97,934,932	1,556,516

Lease receivables and investment assets*	—	—	220,569	220,569	226,071	(5,501)

Total assets	¥165,207	¥1,327	¥104,751,051	¥104,917,586	¥103,317,696	¥1,599,890

Deposits	¥—	¥158,621,121	¥—	¥158,621,121	¥158,770,253	¥(149,132)
Negotiable certificates of deposit	—	12,890,164	—	12,890,164	13,025,555	(135,391)
Borrowed money	—	13,584,986	—	13,584,986	13,674,830	(89,843)
Bonds	—	8,881,789	761,932	9,643,721	10,365,003	(721,282)
Due to trust account	—	2,366,787	—	2,366,787	2,413,464	(46,676)

Total liabilities	¥—	¥196,344,849	¥761,932	¥197,106,781	¥198,249,107	¥(1,142,325)

*

General reserves and special reserves corresponding to loans are deducted. The reserves for possible loan losses on “Monetary claims bought” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.

(Note 1) Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices at the end of the fiscal year ended March 31, 2023. The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

Money held in trust

The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method for securities that the Company owns. They are classified into Level 2.

Securities

In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are based on the market price as of the end of the fiscal year ended March 31, 2023. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the end of the fiscal year ended March 31, 2023. Japanese Government bonds, etc., are mainly classified into Level 1 and other bonds are classified into Level 2.

The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. The fair values of investment trusts with no market prices are based on the net asset value.

These transactions are mainly classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets

Of these transactions, considering the characteristics of these transactions, the fair values of overdrafts with no specified repayment dates are their book values as they are considered to approximate their fair values.

For short-term transactions, the fair values are also based on their book values as they are considered to approximate their fair values.

The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower’s probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustments. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ consolidated balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

These transactions are mainly classified into Level 3.

Liabilities

Trading liabilities

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year ended March 31, 2023. They are mainly classified into Level 1.

Deposits, Negotiable certificates of deposit, and Due to trust account

Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also based on their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.

The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

These transactions are classified into Level 2.

Borrowed money and Bonds

The fair values of short-term transactions are based on their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity.

For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.

These transactions are mainly classified into Level 2.

Derivative transactions

The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., calculated using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.

Over-the-counter derivative transactions take into account the counterparty’s and the Company’s credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and stated on the consolidated balance sheet at fair value and classified in Level 3

1)	Quantitative information on significant unobservable inputs

March 31, 2022	Valuation technique	Significant unobservable inputs	Range
Monetary claims bought	Discounted cash flow	Probability of default	0.1%	—	100.0%
		Loss given default	0.0%	—	52.8%
		Prepayment rate	2.0%	—	7.0%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	31.1%	—	57.8%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.9%	—	100.0%
		Loss given default	0.0%	—	55.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	33.6%	—	79.5%
Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	16.0%	—	58.1%
		Correlation between interest rates and foreign exchange rate	6.9%	—	30.4%
Currency derivatives	Option valuation model	Correlation between interest rates	28.5%	—	98.8%
		Correlation between interest rates and foreign exchange rate	10.5%	—	48.7%
		Foreign exchange rate volatility	12.2%	—	15.2%
	Discounted cash flow	Prepayment rate	22.0%
Equity derivatives	Option valuation model	Correlation between equities	42.6%	—	93.1%
		Correlation between foreign exchange rates and equities	(14.2)%	—	19.7%
		Equity volatility	12.8%	—	79.1%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	15.0%	—	90.0%

*	Credit Default Swap

March 31, 2023	Valuation technique	Significant unobservable inputs	Range
Monetary claims bought	Discounted cash flow	Probability of default	0.1%	—	100.0%
		Loss given default	0.0%	—	51.3%
		Prepayment rate	2.0%	—	7.0%
Trading assets:
Securities classified as trading purposes	Option valuation model	Equity volatility	25.4%	—	62.8%
Securities:
Japanese corporate bonds	Discounted cash flow	Probability of default	7.8%	—	100.0%
		Loss given default	0.0%	—	50.0%
Foreign bonds	Discounted cash flow	Probability of default	100.0%
		Loss given default	32.1%	—	78.0%
Derivative transactions:
Interest rate derivatives	Option valuation model	Correlation between interest rates	26.3%	—	62.9%
		Correlation between interest rates and foreign exchange rate	5.5%	—	41.6%
Currency derivatives	Option valuation model	Correlation between interest rates	28.7%	—	99.2%
		Correlation between interest rates and foreign exchange rate	9.5%	—	49.8%
		Foreign exchange rate volatility	12.2%	—	17.1%
Equity derivatives	Option valuation model	Correlation between equities	47.3%	—	93.5%
		Correlation between foreign exchange rates and equities	(0.5)%	—	24.6%
		Equity volatility	12.0%	—	70.3%
Credit derivatives	Credit default model	Correlation between foreign exchange rates and CDS* spread	15.0%	—	25.0%

*	Credit Default Swap

2)	Reconciliation between the beginning and ending balance, and net unrealized gains (losses) recognized in the earnings of the period

March 31, 2022	Millions of yen
	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥454,827	¥—	¥(3,748)	¥2,597	¥—	¥—	¥453,676	¥—
Trading assets	270	1,430	—	958	295	—	2,953	145
Securities
Other securities	52,193	3,716	(390)	(19,369)	9,757	(6,919)	38,988	(652)
Japanese corporate bonds	45,906	3,638	(390)	(19,294)	9,757	(1,667)	37,949	(441)
Foreign bonds	6,287	77	0	(74)	—	(5,252)	1,038	(211)
Derivative transactions
Interest rate	1,013	699	—	743	—	(951)	1,505	709
Currency	4,807	10,043	—	—	—	—	14,851	10,042
Equity	21,696	48,398	—	407	—	—	70,501	65,804
Bond	—	(315)	—	315	—	—	—	—
Credit derivative	796	2,344	—	—	—	—	3,141	2,300

Total	¥535,605	¥66,317	¥(4,138)	¥(14,347)	¥10,052	¥(7,871)	¥585,618	¥78,350

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2022.

*4

Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2022.

	Millions of yen
March 31, 2023	Beginning balance	Earnings of the period*1	Other comprehensive income*2	Net amount of purchase, sale, issuance and settlement	Transfer to Level 3*3	Transfer from Level 3*4	Ending balance	Net unrealized gains (losses) on financial assets and liabilities held at consolidated balance sheet date among the amount recognized in the earnings of the period
Monetary claims bought	¥453,676	¥(10,817)	¥(35,036)	¥57,334	¥—	¥—	¥465,157	¥—
Trading assets	2,953	1,301	—	10,497	367	(0)	15,121	336
Securities
Other securities	38,988	1,256	(50)	(13,124)	4,771	(6,115)	25,725	715
Japanese corporate bonds	37,949	1,135	(50)	(12,985)	4,771	(6,115)	24,703	889
Foreign bonds	1,038	121	—	(138)	—	—	1,021	(174)
Derivative transactions
Interest rate	1,505	195	—	759	—	—	2,460	163
Currency	14,851	4,470	—	—	—	(5,522)	13,799	4,450
Equity	70,501	(29,965)	—	(3,480)	—	—	37,055	17,772
Bond	—	(554)	—	554	—	—	—	—
Credit derivative	3,141	542	—	—	—	—	3,683	647

Total	¥585,618	¥(33,571)	¥ (35,086)	¥52,542	¥5,139	¥(11,637)	¥563,003	¥24,086

*1	The amounts shown in the table above are included in consolidated statements of income.
*2	The amounts shown in the table above are included in “Net unrealized gains (losses) on other securities” under “Other comprehensive income (losses).”
*3

Transfer from Level 2 to Level 3 due to an increase in the impact on the fair value of unobservable inputs for privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2023.

*4

Transfer from Level 3 to Level 2 due to a decrease in the impact on the fair value of unobservable inputs for derivatives and privately-placed bonds etc. The transfer was made at the beginning of the fiscal year ended March 31, 2023.

3)	Description of the fair value valuation process

At the Group, the middle division establishes policies and procedures for the calculation of fair value, and the front division develops valuation models in accordance with such policies and procedures. The middle division verifies the reasonableness of the fair value valuation models, the inputs used, and the appropriateness of the classified fair value level of the calculated fair value.

Observable data is utilized as much as possible for the valuation model. If quoted prices obtained from third parties are used, those values are verified by comparison with results recalculated by the Group using the inputs for the valuation.

4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default represents the likelihood that the default will occur, and is calculated based on actual defaults in the past. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Loss given default

Loss given default is the proportion of estimated losses in the event that default occurs to the total balance of bonds or loans and bills discounted, and is calculated based on actual defaults in the past. A significant increase (decrease) in loss given default would result in a significant decrease (increase) in a fair value.

Prepayment rate

Prepayment rate is the proportion of estimated principals of assuming that prepayment is made in each period, and is calculated based on actual payment in the past. In general, a significant change in prepayment rate would result in a significant decrease (increase) in a fair value according to the contractual terms and conditions.

Volatility

Volatility is an indicator that represents the estimation of severity of change over a certain period in values of inputs and market values. Volatility is estimated based on actual results in the past, information derived from third parties and other analysis approach. Volatility is mainly used in valuation of derivatives that refer to potential changes of interest rate, foreign exchange rate, stock price, etc. A significant increase (decrease) in volatility would generally result in a significant increase (decrease) in a fair value.

Correlation

Correlation is an indicator of the relation of variables such as interest rate, foreign exchange rate, Credit Default Swap (CDS) spread and stock price. Correlation is estimated based on actual results in the past, and is mainly used in valuation technique of complex derivatives, etc. A significant change in correlation would generally result in a significant increase or decrease in a fair value according to the contractual terms and conditions of the financial instrument.

(Note 3)

Consolidated balance sheet amounts of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020) and Paragraph 24-16 of “Guidance for Application of Fair Value Measurement,” these amounts are not included in “Trading assets” and “Securities” stated on the tables disclosed in “Matters concerning fair value of financial instruments and breakdown by input level.”

March 31	Millions of yen
	2022	2023
Stocks with no market prices, etc.*1, 2	¥226,213	¥230,625
Investments in partnership, etc.*2	324,512	364,464

Total	¥550,725	¥595,089

*1	Unlisted stocks are included in stocks with no market prices, etc.
*2	Unlisted stocks and investments in partnership totaling ¥19,749 million and ¥26,475 million were written-off in the fiscal year ended March 31, 2022 and 2023, respectively.

(Note 4) Redemption schedule of monetary claims and securities with maturities

	Millions of yen
March 31, 2022	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥3,974,845	¥815,745	¥311,015	¥219,015
Securities	11,491,448	11,580,697	6,916,911	2,534,711
Bonds classified as held-to-maturity	—	3,448	22,300	—
Japanese government bonds	—	—	—	—
Japanese local government bonds	—	3,448	22,300	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	11,491,448	11,577,249	6,894,611	2,534,711
Japanese government bonds	7,757,060	6,196,100	1,451,300	355,800
Japanese local government bonds	100	282,749	858,988	11,584
Japanese corporate bonds	193,861	1,329,315	554,483	448,883
Other	3,540,426	3,769,084	4,029,839	1,718,443
Loans and bills discounted*1,*2	22,664,721	39,577,284	13,538,895	6,749,118
Lease receivables and investment assets	24,097	57,516	36,056	71,880

Total	¥38,155,113	¥52,031,243	¥20,802,880	¥9,574,725

*1

The amounts shown in the table above do not include amounts for claims, such as claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥313 million, Loans and bills discounted: ¥601,929 million.

*2	Loans and bills discounted without the maturity dates are not included. Such amount is totaled to ¥7,725,704 million.

	Millions of yen
March 31, 2023	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Monetary claims bought*1	¥4,087,830	¥824,019	¥381,543	¥239,232
Securities	9,840,565	10,025,264	3,797,458	3,864,596
Bonds classified as held-to-maturity	—	143,384	22,300	—
Japanese government bonds	—	72,600	—	—
Japanese local government bonds	—	70,784	22,300	—
Japanese corporate bonds	—	—	—	—
Other	—	—	—	—
Other securities with maturity	9,840,565	9,881,880	3,775,158	3,864,596
Japanese government bonds	5,904,790	3,228,000	90,200	354,800
Japanese local government bonds	17,990	283,069	794,153	10,937
Japanese corporate bonds	143,938	1,305,969	510,766	432,315
Other	3,773,846	5,064,842	2,380,037	3,066,543
Loans and bills discounted*1,*2	24,562,475	44,216,848	13,858,668	7,418,113
Lease receivables and investment assets	13,771	69,209	67,920	47,122

Total	¥38,504,642	¥55,135,341	¥18,105,590	¥11,569,064

*1

The amounts shown in the table above do not include amounts for claims, such as claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers for which redemption is unlikely. The amounts for such claims are Monetary claims bought: ¥400 million, Loans and bills discounted: ¥454,916 million.

*2	Loans and bills discounted without the maturity dates are not included. Such amount is totaled to ¥7,923,352 million.

(Note 5) Repayment schedule of bonds, borrowed money and other interest-bearing debts

	Millions of yen
March 31, 2022	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥145,231,046	¥2,762,344	¥192,498	¥399,570
Negotiable certificates of deposit	12,784,102	285,694	—	—
Borrowed money	8,765,083	9,128,064	691,834	293,007
Bonds	1,378,622	4,521,901	2,397,014	1,510,161
Due to trust account	1,876,830	464,435	102,607	—

Total	¥170,035,684	¥17,162,440	¥3,383,955	¥2,202,739

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

	Millions of yen
March 31, 2023	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Deposits*	¥154,749,324	¥3,128,781	¥467,217	¥424,930
Negotiable certificates of deposit	12,496,330	529,225	—	—
Borrowed money	2,716,645	9,928,178	633,849	396,157
Bonds	1,009,181	5,344,531	2,410,071	1,600,928
Due to trust account	1,842,674	461,477	109,312	—

Total	¥172,814,155	¥19,392,193	¥3,620,451	¥2,422,016

*	Demand deposits are included in “Within 1 year.” Deposits include current deposits.

(Notes to securities)

The amounts shown in the following tables include trading securities and short-term bonds classified as “Trading assets,” negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.	Securities classified as trading purposes

	Millions of yen
March 31	2022	2023
Valuation gains (losses) included in the earnings for the fiscal year	¥ (10,612)	¥18,655

2.	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2022		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥—	¥—	¥—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	25,741	25,522	(218)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	25,741	25,522	(218)

Total		¥25,741	¥25,522	¥(218)

		Millions of yen
March 31, 2023		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥4,995	¥4,997	¥1
	Japanese local government bonds	28,744	28,857	113
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	33,739	33,854	114

Bonds with unrealized losses:	Japanese government bonds	67,553	67,521	(31)
	Japanese local government bonds	64,299	63,831	(467)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	131,852	131,352	(499)

Total		¥165,592	¥165,207	¥(384)

3.	Other securities

		Millions of yen
March 31, 2022		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,102,908	¥1,043,950	¥2,058,958
	Bonds	3,669,443	3,652,567	16,875
	Japanese government bonds	2,139,495	2,139,166	329
	Japanese local government bonds	29,318	29,251	66
	Japanese corporate bonds	1,500,629	1,484,149	16,479
	Other	4,867,519	4,062,708	804,811

	Subtotal	11,639,871	8,759,226	2,880,645

Other securities with unrealized losses:	Stocks	134,105	159,405	(25,300)
	Bonds	15,890,865	15,957,815	(66,949)
	Japanese government bonds	13,634,701	13,682,130	(47,428)
	Japanese local government bonds	1,116,178	1,125,300	(9,121)
	Japanese corporate bonds	1,139,986	1,150,385	(10,399)
	Other	9,899,355	10,410,541	(511,185)

	Subtotal	25,924,326	26,527,762	(603,435)

Total		¥37,564,198	¥35,286,988	¥2,277,209

Note:	Net unrealized gains (losses) on other securities shown above include gains of ¥2,122 million for the fiscal year ended March 31, 2022 that were recognized in the earnings by applying fair value hedge accounting.

		Millions of yen
March 31, 2023		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥2,982,508	¥1,009,921	¥1,972,586
	Bonds	6,093,490	6,079,646	13,844
	Japanese government bonds	4,938,689	4,936,506	2,182
	Japanese local government bonds	4,110	4,105	4
	Japanese corporate bonds	1,150,691	1,139,033	11,657
	Other	5,339,709	4,531,527	808,182

	Subtotal	14,415,708	11,621,095	2,794,613

Other securities with unrealized losses:	Stocks	187,526	215,345	(27,818)
	Bonds	7,083,999	7,162,050	(78,051)
	Japanese government bonds	4,637,608	4,676,224	(38,615)
	Japanese local government bonds	1,083,514	1,102,772	(19,257)
	Japanese corporate bonds	1,362,876	1,383,054	(20,178)
	Other	10,185,003	10,958,599	(773,595)

	Subtotal	17,456,530	18,335,995	(879,465)

Total		¥31,872,239	¥29,957,091	¥1,915,148

Note:	There were no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2023 recognized in the earnings by applying fair value hedge accounting.

4.	Held-to-maturity bonds sold during the fiscal year

Fiscal year ended March 31, 2022

There were no corresponding transactions.

Fiscal year ended March 31, 2023

There were no corresponding transactions.

5.	Other securities sold during the fiscal year

	Millions of yen
Year ended March 31, 2022	Sales amount	Gains on sales	Losses on sales
Stocks	¥287,839	¥191,361	¥(7,223)
Bonds	7,581,576	8,918	(707)
Japanese government bonds	7,489,440	8,653	(707)
Japanese local government bonds	—	—	—
Japanese corporate bonds	92,135	264	—
Other	11,037,870	96,020	(88,699)

Total	¥18,907,285	¥296,300	¥(96,630)

	Millions of yen
Year ended March 31, 2023	Sales amount	Gains on sales	Losses on sales
Stocks	¥198,322	¥133,565	¥(1,893)
Bonds	7,804,179	6,858	(23,730)
Japanese government bonds	7,556,122	6,643	(22,619)
Japanese local government bonds	131,726	28	(1,106)
Japanese corporate bonds	116,329	186	(4)
Other	9,517,009	117,423	(145,678)

Total	¥17,519,511	¥257,847	¥(171,302)

6.	Change of classification of securities

Fiscal year ended March 31, 2022

There were no significant corresponding transactions to be disclosed.

Fiscal year ended March 31, 2023

There were no significant corresponding transactions to be disclosed.

7.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the fiscal year. Valuation losses for the fiscal years ended March 31, 2022 and 2023 were ¥4,688 million and ¥408 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as trading purposes

Fiscal year ended March 31, 2022

There were no corresponding transactions.

March 31, 2023	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Money held in trust classified as trading purposes	¥12,645	¥13,100	¥(454)

2.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2022

There were no corresponding transactions.

Fiscal year ended March 31, 2023

There were no corresponding transactions.

3.	Other money held in trust (other than trading purpose and held-to-maturity)

March 31, 2022	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥310	¥310	—

March 31, 2023	Millions of yen
	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥312	¥312	—

(Notes to net unrealized gains (losses) on other securities)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the consolidated balance sheets is as shown below:

March 31, 2022	Millions of yen
Net unrealized gains (losses)	¥2,277,165
Other securities	2,277,165
Other money held in trust	—
(-) Deferred tax liabilities	553,512

Net unrealized gains (losses) on other securities (before following adjustments)	1,723,652

(-) Non-controlling interests	105,291
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	13,719

Net unrealized gains (losses) on other securities	¥1,632,080

Notes:	1.	Net unrealized gains of ¥2,122 million for the fiscal year ended March 31, 2022 recognized in the fiscal year’s earnings by applying fair value hedge accounting are deducted from net unrealized gains on other securities.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is not recognized as consolidated balance sheet amount.
	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

March 31, 2023	Millions of yen
Net unrealized gains (losses)	¥1,915,881
Other securities	1,915,881
Other money held in trust	—
(-) Deferred tax liabilities	443,756

Net unrealized gains (losses) on other securities (before following adjustments)	1,472,124

(-) Non-controlling interests	109,112
(+) The Company’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	10,509

Net unrealized gains (losses) on other securities	¥1,373,521

Notes:	1.	There are no net unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2023 recognized in the fiscal year’s earnings by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is not recognized as consolidated balance sheet amount.
	3.	Non-controlling interests included equity acquired from non-controlling stockholders.

(Notes to derivative transactions)

1.	Derivative transactions to which the hedge accounting method was not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and valuation gains (losses) by type of derivative with respect to derivative transactions to which the hedge accounting method was not applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2022	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥54,427,438	¥19,738,845	¥22,143	¥22,143
Bought	88,326,052	47,391,708	(19,479)	(19,479)
Interest rate options:
Sold	63,833,754	15,699,082	(99,057)	(99,057)
Bought	386,745,214	128,653,154	493,419	493,419
Over-the-counter
Forward rate agreements:
Sold	6,333,817	—	(4,895)	(4,895)
Bought	6,241,393	—	4,867	4,867
Interest rate swaps:	661,604,364	431,818,786	(121,168)	(121,168)
Receivable fixed rate/payable floating rate	262,006,812	177,356,314	(4,693,040)	(4,693,040)
Receivable floating rate/payable fixed rate	270,394,735	183,824,473	4,557,661	4,557,661
Receivable floating rate/payable floating rate	129,083,786	70,522,569	4,364	4,364
Interest rate swaptions:
Sold	13,166,812	7,857,909	(205,991)	(205,991)
Bought	13,520,720	8,447,484	195,485	195,485
Caps:
Sold	90,834,343	57,007,182	(652,545)	(652,545)
Bought	17,003,839	13,666,308	146,807	146,807
Floors:
Sold	4,669,520	2,890,693	(10,389)	(10,389)
Bought	2,907,184	2,460,367	14,650	14,650
Other:
Sold	3,943,644	1,882,178	(27,824)	(27,824)
Bought	10,094,024	8,051,028	85,940	85,940

Total	/	/	¥(178,039)	¥(178,039)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2023	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥107,086,292	¥26,234,540	¥7,582	¥7,582
Bought	18,705,937	7,686,959	(6,717)	(6,717)
Interest rate options:
Sold	22,304,732	2,718,740	(52,887)	(52,887)
Bought	239,810,263	29,902,944	87,569	87,569
Over-the-counter
Forward rate agreements:
Sold	10,219,200	163,981	(13,649)	(13,649)
Bought	14,113,874	518,042	20,039	20,039
Interest rate swaps:	1,037,172,904	762,116,262	(276,732)	(276,732)
Receivable fixed rate/payable floating rate	428,071,051	351,736,183	(15,860,880)	(15,860,880)
Receivable floating rate/payable fixed rate	462,964,043	353,958,902	15,561,749	15,561,749
Receivable floating rate/payable floating rate	145,794,813	56,083,380	10,778	10,778
Interest rate swaptions:
Sold	28,715,830	11,921,037	(319,721)	(319,721)
Bought	28,916,569	14,242,411	327,501	327,501
Caps:
Sold	97,361,156	46,666,301	(1,649,020)	(1,649,020)
Bought	24,344,848	12,640,453	371,916	371,916
Floors:
Sold	7,866,408	6,535,853	(25,266)	(25,266)
Bought	9,881,309	8,594,997	41,169	41,169
Other:
Sold	9,507,746	4,634,071	(139,372)	(139,372)
Bought	32,961,001	26,866,264	242,793	242,793

Total	/	/	¥(1,384,794)	¥(1,384,794)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

(2) Currency derivatives

March 31, 2022	Millions of yen
	Contract amount			Valuation gains (losses)
	Total	Over 1 year	Fair value
Listed
Currency futures:
Sold	¥744	¥—	¥(103)	¥(103)
Bought	10,013	—	0	0
Over-the-counter
Currency swaps	86,400,103	69,758,870	615,163	242,608
Currency swaptions:
Sold	47,455	47,455	54	54
Bought	645,572	612,935	36	36
Forward foreign exchange	86,861,074	13,390,507	(184,625)	(184,625)
Currency options:
Sold	3,272,220	1,324,819	(141,879)	(141,879)
Bought	6,639,072	1,053,206	117,012	117,012

Total	/	/	¥405,658	¥33,103

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

March 31, 2023	Millions of yen
	Contract amount			Fair value	Valuation gains (losses)
	Total		Over 1 year
Listed
Currency futures:
Sold	¥1,11	4	¥—	¥145	¥145
Bought	—		—	—	—
Over-the-counter
Currency swaps	94,182,678		72,443,396	1,166,422	341,046
Currency swaptions:
Sold	16,817		16,817	(95)	(95)
Bought	2,340,112		2,129,430	14,092	14,092
Forward foreign exchange	118,701,033		16,272,109	(148,148)	(148,148)
Currency options:
Sold	4,570,206		2,041,180	(174,022)	(174,022)
Bought	3,996,106		1,562,756	171,159	171,159

Total	/		/	¥1,029,554	¥204,179

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

(3) Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥798,131	¥36,776	¥(61,375)	¥(61,375)
Bought	430,563	10,703	39,332	39,332
Equity price index options:
Sold	757,642	214,565	(82,971)	(82,971)
Bought	494,972	141,251	35,030	35,030
Over-the-counter
Equity options:
Sold	73,807	10,524	(6,479)	(6,479)
Bought	176,088	53,670	29,472	29,472
Equity price index swaps:
Receivable equity index/payable short-term floating rate	5,535	1,500	(839)	(839)
Receivable short-term floating rate/payable equity index	325,383	158,924	49,536	49,536

Total	/	/	¥1,707	¥1,707

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥809,728	¥23,050	¥(15,488)	¥(15,488)
Bought	552,561	—	10,259	10,259
Equity price index options:
Sold	332,654	113,383	(17,712)	(17,712)
Bought	233,078	76,659	9,311	9,311
Over-the-counter
Equity options:
Sold	86,941	4,093	(4,630)	(4,630)
Bought	154,044	13,870	21,675	21,675
Equity index forward contracts:
Sold	—	—	—	—
Bought	146,368	146,289	12,566	12,566
Equity price index swaps:
Receivable equity index/payable short-term floating rate	1,750	650	(353)	(353)
Receivable short-term floating rate/payable equity index	146,674	78,569	20,738	20,738
Other:
Sold	9,371	9,371	(749)	(749)
Bought	—	—	—	—

Total	/	/	¥35,616	¥35,616

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

(4) Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Listed
Bond futures:
Sold	¥3,777,511	¥—	¥90,483	¥90,483
Bought	4,250,422	—	(93,789)	(93,789)
Bond futures options:
Sold	9,792	—	(1)	(1)
Bought	20,482	—	13	13
Over-the-counter
Bond forward contracts:
Sold	59,827	—	1,438	1,438
Bought	—	—	—	—
Bond options:
Sold	44,599	—	(586)	(586)
Bought	51,917	—	555	555

Total	/	/	¥(1,886)	¥(1,886)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Listed
Bond futures:
Sold	¥1,786,115	¥—	¥(17,280)	¥(17,280)
Bought	2,048,155	—	16,946	16,946
Bond futures options:
Sold	8,806	—	(30)	(30)
Bought	32,744	—	81	81
Over-the-counter
Bond forward contracts:
Sold	—	—	—	—
Bought	699	—	(1)	(1)
Bond options:
Sold	181,533	—	(1,308)	(1,308)
Bought	181,533	—	955	955

Total	/	/	¥(637)	¥(637)

Note:	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.

(5) Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Listed
Commodity futures:
Sold	¥3,059	¥—	¥(192)	¥(192)
Bought	8,125	—	1,402	1,402
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	72,156	19,691	(67,209)	(67,209)
Receivable floating price/payable fixed price	65,653	15,445	67,595	67,595
Receivable floating price/payable floating price	459	245	(88)	(88)
Commodity options:
Sold	2,677	1,766	(589)	(589)
Bought	1,113	202	98	98

Total	/	/	¥1,016	¥1,016

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

March 31, 2023	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
	Total	Over 1 year
Listed
Commodity futures:
Sold	¥9,910	¥—	¥136	¥136
Bought	15,516	—	(976)	(976)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	40,878	20,027	(3,015)	(3,015)
Receivable floating price/payable fixed price	32,062	14,153	5,158	5,158
Receivable floating price/payable floating price	69	—	(15)	(15)
Commodity options:
Sold	16,055	948	(179)	(179)
Bought	14,994	8	(55)	(55)

Total	/	/	¥1,053	¥1,053

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	Underlying assets of commodity derivatives were fuels and metals.

(6) Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2022	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,289,784	¥1,125,797	¥15,206	¥15,206
Bought	1,691,397	1,498,916	(16,558)	(16,558)

Total	/	/	¥(1,352)	¥(1,352)

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2023	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥1,353,961	¥1,140,688	¥6,112	¥6,112
Bought	1,705,605	1,470,274	(5,143)	(5,143)

Total	/	/	¥969	¥969

Notes:	1.	The above transactions were valued at fair value and the valuation gains (losses) were accounted for in the consolidated statements of income.
	2.	“Sold” represents transactions in which the credit risk was accepted; “Bought” represents transactions in which the credit risk was transferred.

2.	Derivative transactions to which the hedge accounting method was applied

The following tables set forth the contract amount or the amount equivalent to the notional amount and fair value by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method was applied at the end of the fiscal year. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2022			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥774,856	¥25,541	¥319
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		33,156,979	27,311,289	(470,643)
	Receivable floating rate/ payable fixed rate		20,063,241	18,890,568	470,733
	Receivable floating rate/ payable floating rate		2,060,000	—	(20)
	Interest rate swaptions:
	Sold		170,149	170,149	(3,214)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/ payable fixed rate		525,018	447,551	6,131

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		66,010	59,570	(Note 2)

	Total		/	/	¥3,305

Notes:	1.	The Company applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that was subject to the hedge. Therefore such fair value was included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

March 31, 2023			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest rate futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥6,342,990	¥3,372,276	¥(1,312)
	Bought		2,403,720	1,335,400	4,467
	Interest rate swaps:
	Receivable fixed rate/ payable floating rate		32,812,237	28,630,312	(931,456)
	Receivable floating rate/ payable fixed rate		22,538,739	20,840,453	640,823
	Interest rate swaptions:
	Sold		185,620	185,620	(21,332)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted
	Receivable floating rate/ payable fixed rate		720,281	591,205	39,900

Special treatment for interest rate swaps	Interest rate swaps:	Borrowed money
	Receivable floating rate/ payable fixed rate		63,310	50,410	(Note 2)

	Total		/	/	¥(268,911)

Notes:	1.	The Company applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 24.
2.

Interest rate swap amounts measured by the special treatment for interest rate swaps were treated with the borrowed money that is subject to the hedge. Therefore such fair value was included in the fair value of the relevant transaction subject to the hedge in the (Notes to financial instruments).

(2) Currency derivatives

March 31, 2022	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥10,819,281	¥7,285,574	¥(685,686)
	Forward foreign exchange		53,067	17,578	(1,224)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, other securities	343,890	317,306	2,786
	Forward foreign exchange		523	—	0

	Total		/	/	¥(684,124)

Note: The Company applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 25.

March 31, 2023	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange, etc.	¥14,081,005	¥8,400,381	¥(1,071,255)
	Forward foreign exchange		4,341,634	3,238	(14,853)

Recognition of gain or loss on the hedged items	Currency swaps Forward foreign exchange	Loans and bills discounted, other securities	88,468 497	44,459 —	12,088 (0)

	Total		/	/	¥(1,074,020)

Note: The Company applied deferred hedge accounting stipulated in JICPA Industry Committee Practical Guidelines No. 25.

(3) Equity derivatives

March 31, 2022	Type of derivative	Principal items hedged	Millions of yen
Hedge accounting method			Contract amount
			Total	Over 1 year	Fair value
Recognition of gain or loss on the hedged items	Equity price index swaps:	Other securities
	Receivable floating rate/ payable equity index		¥19,719	¥19,719	¥(2,031)

	Total		/	/	¥(2,031)

Fiscal year ended March 31, 2023

There were no corresponding transactions.

(Notes to employee retirement benefits)

1. Outline of employee retirement benefits

The Company’s consolidated subsidiaries have funded and unfunded contributory defined benefit pension plans and defined-contribution pension plans for benefit payments to their employees.

Funded contributory defined benefit pension plans mainly consist of contributory funded defined benefit pension plans and lump-sum severance indemnity plans which set up employee retirement benefit trusts.

Unfunded contributory defined benefit pension plans are lump-sum severance indemnity plans which do not use such trust scheme.

Some consolidated subsidiaries adopt the simplified method in calculating the projected benefit obligation. Additional benefits may also be granted when employees retire.

2. Contributory defined benefit pension plan

(1)	Reconciliation of beginning and ending balances of projected benefit obligation

	Millions of yen
Year ended March 31	2022	2023
Beginning balance of projected benefit obligation	¥1,097,541	¥1,061,029
Service cost	30,745	30,412
Interest cost on projected benefit obligation	5,180	7,352
Unrecognized net actuarial gain or loss incurred	(24,203)	(38,660)
Payments of retirement benefits	(56,858)	(58,724)
Unrecognized prior service cost	7,175	(4,077)
Other	1,448	(2,264)

Ending balance of projected benefit obligation	¥1,061,029	¥995,068

(2) Reconciliation of beginning and ending balances of plan assets

	Millions of yen
Year ended March 31	2022	2023
Beginning balance of plan assets	¥1,627,741	¥1,643,211
Expected return on plan assets	40,654	41,855
Unrecognized net actuarial gain or loss incurred	34	8,967
Contributions by the employer	12,744	12,753
Payments of retirement benefits	(42,271)	(43,138)
Other	4,308	623

Ending balance of plan assets	¥1,643,211	¥1,664,273

(3)    Reconciliation of the projected benefit obligation and plan assets to net defined benefit asset and net defined benefit liability reported on the consolidated balance sheets

	Millions of yen
March 31	2022	2023
Funded projected benefit obligation	¥(1,032,246)	¥(966,232)
Plan assets	1,643,211	1,664,273

	610,964	698,040
Unfunded projected benefit obligation	(28,783)	(28,835)

Net amount of asset and liability reported on the consolidated balance sheet	¥582,181	¥669,205

	Millions of yen
March 31	2022	2023
Net defined benefit asset	¥623,045	¥704,654
Net defined benefit liability	(40,864)	(35,449)

Net amount of asset and liability reported on the consolidated balance sheet	¥582,181	¥669,205

(4)    Pension expenses

	Millions of yen
Year ended March 31	2022	2023
Service cost	¥30,745	¥30,412
Interest cost on projected benefit obligation	5,180	7,352
Expected return on plan assets	(40,654)	(41,855)
Amortization of unrecognized net actuarial gain or loss	(25,280)	(31,983)
Amortization of unrecognized prior service cost	(2,082)	(2,285)
Other (nonrecurring additional retirement allowance paid and other)	7,370	7,349

Pension expenses	¥(24,719)	¥(31,009)

Note:	Pension expenses of consolidated subsidiaries which adopt the simplified method are included in “Service cost.”

(5)    Remeasurements of defined benefit plans

The breakdown of “Remeasurements of defined benefit plans” (before deducting tax effect) was as shown below:

	Millions of yen
Year ended March 31	2022	2023
Prior service cost	¥9,257	¥(1,792)
Net actuarial gain or loss	1,289	(15,912)

Total	¥10,546	¥(17,705)

(6)    Accumulated remeasurements of defined benefit plans

The breakdown of “Accumulated remeasurements of defined benefit plans” (before deducting tax effect) was as shown below:

	Millions of yen
March 31	2022	2023
Unrecognized prior service cost	¥(12,395)	¥(14,188)
Unrecognized net actuarial gain or loss	(162,083)	(177,996)

Total	¥(174,479)	¥(192,184)

(7)	Plan assets

1)	Major asset classes of plan assets

The proportion of major asset classes to the total plan assets was as follows:

March 31	2022	2023
Stocks	51.7%	50.5%
Bonds	13.8%	14.1%
General account of life insurance	2.5%	2.5%
Other	32.0%	32.9%

Total	100.0%	100.0%

Note:	The retirement benefit trusts set up for employee pension plans and lump-sum severance indemnity plans account for 35.2% and 36.3% of the total plan assets at March 31, 2022 and 2023, respectively.

2)	Method for setting the long-term expected rate of return on plan assets

The long-term expected rate of return on plan assets is determined based on the current and expected allocation of plan assets and the current and expected long-term rates of return on various asset classes of plan assets.

(8)	Actuarial assumptions

The principal assumptions used in determining benefit obligation and pension expenses were as follows:

1)	Discount rate

Year ended March 31, 2022	Percentages	Year ended March 31, 2023	Percentages
Domestic consolidated subsidiaries	0.1% to 0.8%	Domestic consolidated subsidiaries	0.2% to 0.9%
Overseas consolidated subsidiaries	1.4% to 6.6%	Overseas consolidated subsidiaries	0.0% to 7.0%

2)	Long-term expected rate of return on plan assets

Year ended March 31, 2022	Percentages	Year ended March 31, 2023	Percentages
Domestic consolidated subsidiaries	0.0% to 3.6%	Domestic consolidated subsidiaries	0.0% to 3.6%
Overseas consolidated subsidiaries	2.7% to 6.6%	Overseas consolidated subsidiaries	0.0% to 7.0%

3. Defined contribution plan

Fiscal year ended March 31, 2022

The amount required to be contributed by the consolidated subsidiaries was ¥12,401 million.

Fiscal year ended March 31, 2023

The amount required to be contributed by the consolidated subsidiaries was ¥13,098 million.

(Notes to stock options)

Outline of stock options and changes

The Company

(1)    Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013

Title and number of grantees	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 69	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 71	Directors of the Company 9 Corporate auditors of the Company 3 Executive officers of the Company 3 Directors, corporate auditors and executive officers of SMBC 67

Number of stock options*	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700

Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013

Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they
	are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.

Requisite service period	From June 29, 2010 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2014

Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043
Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate auditors of the Company 3 Executive officers of the Company 2 Directors, corporate auditors and executive officers of SMBC 67	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 4 Directors, corporate auditors and executive officers of SMBC 68	Directors of the Company 8 Corporate auditors of the Company 3 Executive officers of the Company 5 Directors, corporate auditors and executive officers of SMBC 73

Number of stock options*	Common shares 121,900	Common shares 132,400	Common shares 201,200

Grant date	August 15, 2014	August 18, 2015	August 15, 2016

Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director, corporate auditor or executive officer of the Company and SMBC.

Requisite service period	From June 27, 2014 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of the Company for the fiscal year ended March 31, 2017

Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

*	Number of stock options is converted and stated as number of shares.

(2)    Stock options granted and changes

1)    Number of stock options*

	Number of stock options
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	3,200	5,000	35,400	15,400	32,300	36,200	78,200
Granted	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	—
Vested	600	1,500	11,900	6,900	11,400	16,200	25,600
Outstanding	2,600	3,500	23,500	8,500	20,900	20,000	52,600
After vested
Previous fiscal year-end	37,800	112,100	103,400	25,000	25,800	11,700	16,400
Vested	600	1,500	11,900	6,900	11,400	16,200	25,600
Exercised	7,300	16,000	22,300	8,500	12,100	16,800	27,100
Forfeited	—	—	—	—	—	—	—
Exercisable	31,100	97,600	93,000	23,400	25,100	11,100	14,900

* Number of stock options is converted and stated as number of shares.

2)    Price information

	Yen
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price	¥1	¥1	¥1	¥1	¥1	¥1	¥1
Average exercise price	5,386	4,774	4,361	4,084	3,945	3,935	3,926
Fair value at the grant date	2,215	1,872	2,042	4,159	3,661	4,904	2,811

(3)    Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(Notes to deferred tax assets and liabilities)

1.   Significant components of deferred tax assets and liabilities

March 31, 2022	Millions of yen	March 31, 2023	Millions of yen
Deferred tax assets:		Deferred tax assets:
Reserve for possible loan losses and write-off of loans	¥311,128	Reserve for possible loan losses and write-off of loans	¥292,538
Securities	142,140	Securities	142,092
Net operating loss carryforwards*	113,008	Net operating loss carryforwards*	116,404
Reserve for losses on interest repayment	41,362	Reserve for losses on interest repayment	39,309
Net deferred gains (losses) on hedge	32,584	Net deferred gains (losses) on hedge	10,727
Other	216,895	Other	246,462

Subtotal	857,120	Subtotal	847,535
Valuation allowance for net operating loss carryforwards*	(37,144)	Valuation allowance for net operating loss carryforwards*	(28,855)
Valuation allowance for total amount of deductible temporary differences etc.	(173,496)	Valuation allowance for total amount of deductible temporary differences etc.	(173,265)

Valuation allowance subtotal	(210,641)	Valuation allowance subtotal	(202,121)

Total deferred tax assets	646,479	Total deferred tax assets	645,414
Deferred tax liabilities:		Deferred tax liabilities:
Net unrealized gains on other securities	(569,133)	Net unrealized gains on other securities	(477,542)
Depreciation	(70,862)	Depreciation	(95,638)
Accumulated remeasurements of defined benefit plans	(56,355)	Accumulated remeasurements of defined benefit plans	(61,069)
Other	(158,978)	Other	(202,433)

Total deferred tax liabilities	(855,329)	Total deferred tax liabilities	(836,684)

Net deferred tax assets (liabilities)	¥(208,850)	Net deferred tax assets (liabilities)	¥(191,270)

* Net operating loss carryforwards and the amount of its deferred tax assets by expiry date.

	Millions of yen
March 31, 2022	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥10,008	¥22,553	¥16,573	¥63,873	¥113,008
Valuation allowance	(2,364)	(17,516)	(15,654)	(1,609)	(37,144)
Deferred tax assets	7,644	5,036	918	62,264	75,863
* Net operating loss carryforwards is multiplied by statutory tax rate
	Millions of yen
March 31, 2023	Within 1 year	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Net operating loss carryforwards*	¥5,222	¥15,921	¥25,239	¥70,021	¥116,404
Valuation allowance	(483)	(8,541)	(18,111)	(1,719)	(28,855)
Deferred tax assets	4,738	7,380	7,127	68,301	87,548

* Net operating loss carryforwards is multiplied by statutory tax rate.

2.   Significant components of difference between the statutory tax rate used by the Company and the effective income tax rate

March 31, 2022	Percentages	March 31, 2023	Percentages
Statutory tax rate (Adjustments)	30.62%	Statutory tax rate (Adjustments)	30.62%
Valuation allowance	(1.85)	Equity in gains of affiliates	(1.51)
Differences of the scope of taxable income between corporate income tax and enterprise income tax	(1.08)	Differences of the scope of taxable income between corporate income tax and enterprise income tax	(1.34)
Equity in gains of affiliates	(0.95)	Dividends exempted for income tax purposes	(0.91)
Dividends exempted for income tax purposes	(0.91)	Retained earnings of subsidiaries	2.60
Difference between the Company and overseas consolidated subsidiaries	(0.60)	Other	(3.77)
Other	(2.15)	Effective income tax rate	25.69%
Effective income tax rate	23.08%

3.   Accounting treatment for corporate tax, local tax and related tax effect accounting

The Company and certain domestic consolidated subsidiaries apply the group tax sharing system from the fiscal year ended March 31, 2023. Accordingly, corporate tax, local tax and related tax effect accounting are accounted for and disclosed in accordance with “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 42, August 12, 2021).

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2022

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

Fiscal year ended March 31, 2023

There was no information to be disclosed since the total amount of asset retirement obligations was immaterial.

(Notes to real estate for rent)

Fiscal year ended March 31, 2022

There was no significant information to be disclosed.

Fiscal year ended March 31, 2023

There was no significant information to be disclosed.

(Revenue Recognition)

Information on breakdown of revenues from contracts with customers.

Year ended March 31	Millions of yen
	2022	2023
Ordinary income	¥4,111,127	¥6,142,155
Fees and commissions	1,414,867	1,441,313
Deposits and loans	203,004	237,407
Remittances and transfers	141,312	146,125
Securities-related business	173,799	121,641
Agency	9,043	9,287
Safe deposits	4,025	4,228
Guarantees	80,330	82,863
Credit card business	332,054	380,165
Investment trusts	183,656	145,064
Others	287,641	314,529

Note:

Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on “Accounting Standard for Financial Instrument” (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

The Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and the Company’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

The businesses operated by each business unit are as follows:

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized and small-to-medium-sized corporate customers
Retail Business Unit:	Business to deal with mainly domestic individual customers
Global Business Unit:	Business to deal with international (including Japanese) corporate customers in overseas
Global Markets Business Unit:	Business to deal with financial market
Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are the same as those described in “(Significant accounting policies for preparing consolidated financial statements).” In case several business units cooperate for transactions, profit and loss, and expenses related to the transactions are recognized in the business units cooperating for the transactions and those amounts are calculated in accordance with internal managerial accounting policy.

The Company does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

	Millions of yen
Year ended March 31, 2022	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥707,500	¥1,146,900	¥872,000	¥390,600	¥(171,495)	¥2,945,505
General and administrative expenses	(303,600)	(935,500)	(461,300)	(92,300)	(28,425)	(1,821,125)
Others	65,800	3,500	20,500	39,800	(101,089)	28,511

Consolidated net business profit	¥469,700	¥214,900	¥431,200	¥338,100	¥(301,010)	¥1,152,890

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
Year ended March 31, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥773,700	¥1,150,200	¥1,205,200	¥457,800	¥(416,669)	¥3,170,231
General and administrative expenses	(293,300)	(933,300)	(637,900)	(112,500)	27,755	(1,949,245)
Others	78,100	4,700	44,900	28,900	(101,139)	55,461

Consolidated net business profit	¥558,500	¥221,600	¥612,200	¥374,200	¥(490,053)	¥1,276,447

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.

The reportable segment of Fullerton India Credit Company Limited and one of its consolidated subsidiary was changed from “Head office account and others” to “Global Business Unit” from the beginning of the fiscal year ended March 31, 2023.

4.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Year ended March 31, 2022	Millions of yen
Consolidated net business profit	¥1,152,890
Other ordinary income (excluding equity in gains of affiliates)	282,625
Other ordinary expenses	(394,893)

Ordinary profit on consolidated statements of income	¥1,040,621

Note:	Figures shown in the parenthesis represent the loss.

Year ended March 31, 2023	Millions of yen
Consolidated net business profit	¥1,276,447
Other ordinary income (excluding equity in gains of affiliates)	260,292
Other ordinary expenses	(375,809)

Ordinary profit on consolidated statements of income	¥1,160,930

Note:	Figures shown in the parenthesis represent the loss.

[Related information]

Fiscal year ended March 31, 2022

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1)    Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 2,622,484	¥ 606,120	¥ 289,018	¥ 593,504	¥ 4,111,127

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)    Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 889,007	¥ 487,105	¥ 36,838	¥ 44,301	¥ 1,457,254

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

Fiscal year ended March 31, 2023

1. Information on each service

There was no information to be disclosed since information on each service was similar to the segment information.

2. Geographic information

(1)    Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 2,891,025	¥ 1,434,418	¥ 744,205	¥ 1,072,505	¥ 6,142,155

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of the Company and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany and others; Asia and Oceania includes China, Singapore, Indonesia and others except Japan.

(2)    Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥ 852,886	¥ 558,803	¥ 39,288	¥ 43,548	¥ 1,494,527

3. Information on major customers

There were no major customers individually accounting for 10% or more of ordinary income reported on the consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

The Company does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the fiscal year ended March 31, 2022 was ¥108,920 million.

Impairment loss for the fiscal year ended March 31, 2023 was ¥59,045 million.

As for the fiscal year ended March 31, 2022, impairment loss of ¥37,795 million (tangible fixed assets ¥5,118 million, intangible fixed assets ¥32,677 million) related to the business assets attributable to the Retail Business Unit at SMBC was recorded.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Year ended March 31, 2022	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥633	¥4,019	¥—	¥—	¥14,964	¥19,618
Unamortized balance	4,753	38,040	—	—	277,846	320,640

	Millions of yen
Year ended March 31, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥633	¥4,019	¥12,811	¥—	¥11,767	¥29,232
Unamortized balance	—	34,020	176,151	—	67,140	277,311

Note:

The reportable segment of Fullerton India Credit Company Limited and one of its consolidated subsidiary was changed from “Head office account and others” to “Global Business Unit” from the beginning of the fiscal year ended March 31, 2023.

[Information on gains on negative goodwill by reportable segment]

Fiscal year ended March 31, 2022

There were no corresponding transactions.

Fiscal year ended March 31, 2023

There were no corresponding transactions.

[Information on related parties]

Fiscal year ended March 31, 2022

There was no significant corresponding information to be disclosed.

Fiscal year ended March 31, 2023

There was no significant corresponding information to be disclosed.

(Business Combination)

There was no significant corresponding information to be disclosed.

(Per Share Data)

	Yen
As of and year ended March 31	2022	2023
Net assets per share	¥8,825.53	¥9,430.52
Earnings per share	515.51	590.46
Earnings per share (diluted)	515.30	590.26

Notes: 1. Earnings per share and earnings per share (diluted) are calculated based on the following.

	Millions of yen except number of shares
Year ended March 31	2022	2023
Earnings per share:
Profit attributable to owners of parent	¥706,631	¥805,842
Amount not attributable to common stockholders	—	—

Profit attributable to owners of parent attributable to common stock	¥706,631	¥805,842

Average number of common stock during the fiscal year (in thousand)	1,370,737	1,364,770
Earnings per share (diluted):
Adjustment for profit attributable to owners of parent	¥—	¥—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—	—

Increase in number of common stock (in thousand)	561	463
Stock acquisition rights (in thousand)	561	463
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—	—

2. Net assets per share are calculated based on the following:

	Millions of yen except number of shares
March 31	2022	2023
Net assets	¥12,197,331	¥12,791,106
Amounts excluded from net assets	99,116	110,640
Stock acquisition rights	1,475	1,145
Non-controlling interests	97,641	109,495

Net assets attributable to common stock at the fiscal year-end	¥12,098,215	¥12,680,465

Number of common stock at the fiscal year-end used for the calculation of net assets per share (in thousands)	1,370,819	1,344,620

(Significant subsequent events)

Fiscal year ended March 31, 2023

Result of repurchase and cancellation of own shares

On November 14, 2022, the board of directors of the Company resolved to repurchase its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act. The repurchase and cancellation of its own shares after April 1, 2023 were as follows:

(1)	Result of the Repurchase

1)	Type of shares repurchased: Common stock

2)	Aggregate number of shares repurchased: 11,021,000 shares

3)	Aggregate amount repurchased: 61,252,765,700 yen

4)	Repurchase period: From April 1, 2023 to May 31, 2023 (on a contract basis)

5)	Repurchase method:

Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(2)	Outline of the Cancellation

1)	Type of shares cancelled: Common stock

2)	Number of shares cancelled: 37,640,000 shares

(Equivalent to 2.7% of the number of shares issued before cancellation)

3)	Cancellation date: June 20, 2023

[Consolidated supplementary financial schedules]

[Schedule of bonds]

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity
The Company	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Mar. 2016 ~ Mar. 2023	5,515,326 ($45,050,200 thousand) [766,085]	6,146,677 ($46,028,733 thousand) [491,958]	0.045 ~ 5.766	None	Jul. 2023 ~ Jan. 2052
	Straight bonds, payable in Euro (Notes 3 and 4)	Jun. 2016 ~ Oct. 2020	863,948 (€6,314,951 thousand) [102,607]	810,756 (€5,562,655 thousand) [72,802]	0.303 ~ 1.716	None	Jul. 2023 ~ Feb. 2033
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Sep. 2016 ~ Oct. 2019	179,780 (A$1,956,051 thousand) [68,846]	108,267 (A$1,207,000 thousand) [—]	3.4 ~ 4.596	None	Oct. 2024 ~ Jul. 2028
	Straight bonds, payable in Hong Kong dollars (Note 3)	Apr. 26, 2018	4,692 (HK$300,000 thousand)	5,106 (HK$300,000 thousand)	3.54	None	Apr. 26, 2028
	Straight bonds, payable in Yen	Jan. 27, 2023	—	120,985	0.855 ~ 1.466	None	Jan. 2027 ~ Jan. 2034
	Subordinated bonds, payable in Yen	Sep. 2014 ~ Mar. 2023	471,915	507,868	0.469 ~ 1.667	None	Sep. 2024 ~ May. 2033
	Subordinated bonds, payable in Yen	Mar. 16, 2023	—	64,000	1.168	None	Mar. 16, 2033
	Perpetual subordinated bonds, payable in Yen	Jul. 2015 ~ Dec. 2022	733,998	756,214	0.848 ~ 2.88	None	Perpetual
	Subordinated bonds, payable in U.S. dollars (Note 3)	Apr. 2014 ~ Sep. 2021	483,265 ($3,947,924 thousand)	527,399 ($3,949,374 thousand)	2.142 ~ 4.436	None	Apr. 2024 ~ Sep. 2041

SMBC	Straight bonds, payable in U.S. dollars (Notes 3 and 4)	Jul. 2013 ~ Feb. 2023	469,015 ($3,831,516 thousand) [153,012]	372,200 ($2,787,180 thousand) [190,668]	3.31 ~ 5.985	None	Jun. 2023 ~ Mar. 2030
	Straight bonds, payable in U.S. dollars (Note 3)	May. 28, 2015	80,178 ($655,000 thousand)	87,468 ($655,000 thousand)	4.3	None	May 30, 2045
	Straight bonds, payable in Euro (Notes 3 and 4)	Jul. 24, 2013	68,346 (€499,570 thousand) [—]	72,862 (€499,914 thousand) [72,875]	2.75	None	Jul. 24, 2023
	Straight bonds, payable in Australian dollars (Notes 3 and 4)	Mar. 2015 ~ Dec. 2022	12,242 (A$133,197 thousand) [—]	16,611 (A$185,193 thousand) [7,463]	2.9 ~ 4.79	None	Jun. 2023 ~ Dec. 2027
	Straight bonds, payable in Hong Kong dollars (Note 3)	Apr. 30, 2015	11,808 (HK$755,000 thousand)	12,850 (HK$755,000 thousand)	2.92	None	Apr. 30, 2025
	Straight bonds, payable in Chinese Yuan (Notes 3 and 4)	Jun. 8, 2020	19,260 (CNY1,000,000 thousand) [—]	19,420 (CNY1,000,000 thousand) [19,420]	3.2	None	Jun. 8, 2023
	Subordinated bonds, payable in Yen	Jun. 2011 ~ Dec. 2011	59,996	59,997	2.17 ~ 2.21	None	Jun. 2026 ~ Dec. 2026

(*1)	Consolidated subsidiaries, straight bonds, payable in Yen (Notes 2 and 4)	Feb. 2013 ~ Mar. 2023	572,920 [168,376]	453,589 [93,431]	0.01 ~ 20	None	Apr. 2023 ~ Mar. 2053

(*2)	Consolidated subsidiaries, straight bonds, payable in U.S. dollars (Notes 2,3 and 4)	Dec. 2016 ~ Mar. 2023	42,153 ($344,360 thousand) [4,636]	39,365 ($294,785 thousand) [7,273]	0.01 ~ 7.5	None	Apr. 2023 ~ Mar. 2043

(*3)	Consolidated subsidiaries, straight bonds, payable in Euro (Notes 2,3 and 4)	Dec. 18, 2018	54 (€400 thousand) [—]	29 (€200 thousand) [29]	0.1	None	Dec. 18, 2023

(*4)	Consolidated subsidiaries, straight bonds, payable in Australian dollars (Notes 2,3 and 4)	Mar. 2017 ~ Dec. 2018	532 (A$5,790 thousand) [39]	380 (A$4,238 thousand) [25]	0.01 ~ 0.75	None	Jun. 2023 ~ Dec. 2028

(*5)	Consolidated subsidiaries, straight bonds, payable in Turkish lira (Notes 2,3 and 4)	Apr. 2018 ~ Oct. 2018	821 (TRY98,290 thousand) [581]	177 (TRY25,490 thousand) [177]	5.2 ~ 15	None	Apr. 2023 ~ Oct. 2023

			Millions of yen		Percentages
Company	Type of bonds	Date of issuance	At the beginning of the fiscal year	At the end of the fiscal year	Interest rate (Note 1)	Collat- eral	Date of maturity
(*6)	Consolidated subsidiaries, straight bonds, payable in Indonesia rupiah (Notes 2,3 and 4)	Nov. 27, 2019	8,473 (IDR996,888,908 thousand) [6,791]	1,782 (IDR200,239,931 thousand) [—]	7.75	None	Nov. 26, 2024

(*7)	Consolidated subsidiaries, straight bonds, payable in Chinese Yuan (Notes 2,3 and 4)	Oct. 14, 2022	62,982 (CNY3,270,100 thousand) [63,172]	18,628 (CNY959,249 thousand) [18,643]	0	None	Apr. 14, 2023

(*8)	Consolidated subsidiaries, straight bonds, payable in Indian rupee (Notes 2,3 and 4)	Apr. 2013 ~ Feb. 2023	103,786 (INR64,065,950 thousand) [40,759]	119,378 (INR73,238,521 thousand) [33,213]	5.5 ~ 10.6	Existing	Mar. 2023 ~ Dec. 2032

(*9)	Consolidated subsidiaries, subordinated bonds, payable in Indian rupee (Notes 2,3 and 4)	Oct. 2013 ~ Dec. 2022	22,608 (INR13,955,850 thousand) [3,713]	22,986 (INR14,101,843 thousand) [1,200]	7.6 ~ 10.5	None	Apr. 2023~ Dec. 2032

(*10)	Consolidated subsidiaries, subordinated bonds, payable in Yen (Note 2)	Dec. 1997 ~ Feb. 1998	20,000	20,000	4 ~ 4.15	None	Jan. 28, 2028

(*11)	Consolidated subsidiaries, short-term bonds, payable in Yen (Notes 2 and 4)	Oct. 2022 ~ Mar. 2023	442,000 [442,000]	424,000 [424,000]	0 ~ 0.03	None	Apr. 2023 ~ Sep. 2023

Total		—	¥10,250,107	¥10,789,003	—	—	—

Notes:	1.	“Interest rate” indicates a nominal interest rate which is applied at respective consolidated balance sheet dates. Therefore, this rate may differ from an actual interest rate.
2.

(*1) This represents straight bonds issued in Yen by SMBC Nikko, a domestic consolidated subsidiary.

(*2) This represents straight bonds issued in U.S. dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*3) This represents straight bonds issued in Euro by SMBC Nikko, a domestic consolidated subsidiary.

(*4) This represents straight bonds issued in Australian dollar by SMBC Nikko, a domestic consolidated subsidiary.

(*5) This represents straight bonds issued in Turkish lira by SMBC Nikko, a domestic consolidated subsidiary.

(*6) This represents straight bonds issued in Indonesia rupiah by PT Bank BTPN Tbk, an overseas consolidated subsidiary.

(*7) This represents straight bonds issued in Chinese Yuan by Sumitomo Mitsui Banking Corporation (China) Limited, an overseas consolidated subsidiary.

(*8) This represents straight bonds issued in Indian rupee by Fullerton India Credit Company Limited, an overseas consolidated subsidiary.

(*9) This represents subordinate term bonds issued in Indian rupee by Fullerton India Credit Company Limited, an overseas consolidated subsidiary.

(*10) This represents subordinate term bonds issued in Yen by SMBC International Finance N.V., an overseas consolidated subsidiary.

(*11) This represents an aggregate of short-term bonds issued in yen by SMBC Nikko and SMCC, domestic consolidated subsidiaries.

	3.	Figures showed in ( ) in “At the beginning of the fiscal year” and “At the end of the fiscal year” are in foreign currency.
	4.	Figures showed in [ ] in “At the beginning of the fiscal year” and “At the end of the fiscal year” are the amounts to be redeemed within one year.
	5.	The redemption schedule over the next 5 years after respective balance sheet dates of the consolidated subsidiaries was as follows:

Millions of yen
Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
¥ 1,433,181	¥ 1,277,495	¥ 1,269,352	¥ 1,750,458	¥ 1,047,225

[Schedule of borrowings]

	Millions of yen		Percentages
Classification	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Borrowed money	¥18,877,990	¥13,674,830	1.01	—
Other borrowings	18,877,990	13,674,830	1.01	Apr. 2023 ~ Perpetual
Lease obligations	29,030	27,695	3.64	Apr. 2023 ~ Dec. 2032

Notes:	1.	“Average interest rate” represents the weighted average interest rate based on the interest rates and “At the end of the fiscal year” at respective balance sheet dates of consolidated subsidiaries.
	2.	The redemption schedule over the next 5 years on Borrowings and Lease obligations after respective balance sheet dates of the consolidated subsidiaries was as follows:

	Millions of yen
	Within 1 year	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years to 4 years	More than 4 years to 5 years
Other borrowings	¥2,716,645	¥5,686,651	¥1,791,959	¥1,968,287	¥481,280
Lease obligations	9,125	7,766	5,680	2,757	997

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets as a normal course of business, the schedule of borrowings shows a breakdown of “Borrowed money” included in the “Liabilities” and Lease obligations included in “Other liabilities” in the consolidated balance sheet.

Reference: Commercial paper issued for funding purpose as a normal course of business is as follows:

	Millions of yen		Percentage
	At the beginning of the fiscal year	At the end of the fiscal year	Average interest rate	Repayment Term
Commercial paper	¥1,866,366	¥2,349,956	4.10	Apr. 2023 ~ Jan. 2024

[Schedule of asset retirement obligations]

Since the amount of asset retirement obligations accounts for 1% or less than the total of liabilities and net assets, the schedule of asset retirement obligation is not disclosed.

[Others]

Quarterly consolidated financial information in the fiscal year ended March 31, 2023 is as follows:

	Millions of yen (except earnings per share)
	First quarter consolidated total period	Second quarter consolidated total period	Third quarter consolidated total period	Fiscal year ended March 31, 2023
Ordinary income	¥1,331,703	¥2,916,911	¥4,380,252	¥6,142,155
Income before income taxes	348,686	724,674	1,030,131	1,098,472
Profit attributable to owners of parent	252,439	525,427	766,021	805,842
Earnings per share	184.14	383.23	559.36	590.46

	Yen
	First quarter consolidated accounting period	Second quarter consolidated accounting period	Third quarter consolidated accounting period	Fourth quarter consolidated accounting period
Earnings per share	¥184.14	¥199.08	¥176.09	¥29.48

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
March 31	2022	2023	2023
Assets:
Current assets
Cash and due from banks	¥319,147	¥246,977	$1,849
Prepaid expenses	713	863	6
Accrued income	47,870	63,130	473
Accrued income tax refunds	28,074	91,048	682
Current portion of long-term loans receivables from subsidiaries and affiliates	936,602	576,988	4,321
Other current assets	84,127	76,091	570

Total current assets	1,416,534	1,055,099	7,901

Fixed assets
Tangible fixed assets
Buildings	38,824	37,868	284
Land	31,454	31,454	236
Equipment	964	659	5
Construction in progress	100	100	1

Total tangible fixed assets	71,344	70,083	525

Intangible fixed assets
Software	3,703	8,913	67

Total intangible fixed assets	3,703	8,913	67

Investments and other assets
Investment securities	43	70,891	531
Investments in subsidiaries and affiliates	6,625,337	6,615,287	49,538
Long-term loans receivable from subsidiaries and affiliates	8,132,822	9,219,660	69,040
Long-term prepaid expenses	273	148	1
Deferred tax assets	540	3,014	23
Other investments and other assets	2,487	3,819	29

Total investments and other assets	14,761,505	15,912,821	119,161

Total fixed assets	14,836,553	15,991,817	119,753

Total assets	¥16,253,088	¥17,046,916	$127,654

Liabilities:
Current liabilities
Short-term borrowings	¥1,508,030	¥1,487,650	$11,140
Accounts payable	14,903	976	7
Accrued expenses	47,993	61,340	459
Income taxes payable	13	25	0
Business office taxes payable	48	50	0
Reserve for employee bonuses	744	873	7
Reserve for executive bonuses	529	553	4
Current portion of bonds	936,602	564,969	4,231
Current portion of long-term borrowings	—	12,018	90
Other current liabilities	4,055	7,066	53

Total current liabilities	2,512,921	2,135,524	15,992

Fixed liabilities
Bonds	7,325,358	8,497,979	63,636
Long-term borrowings	308,975	353,246	2,645

Total fixed liabilities	7,634,334	8,851,226	66,281

Total liabilities	10,147,255	10,986,751	82,273

Net assets:
Stockholders’ equity
Capital stock	2,341,878	2,342,537	17,542
Capital surplus
Capital reserve	1,563,355	1,564,013	11,712

Total capital surplus	1,563,355	1,564,013	11,712

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	228
Retained earnings brought forward	2,182,107	2,280,749	17,079

Total retained earnings	2,212,527	2,311,169	17,307

Treasury stock	(13,402)	(151,798)	(1,137)

Total stockholders’ equity	6,104,357	6,065,921	45,424

Valuation and translation adjustments
Net unrealized gains (losses) on other securities	—	(6,901)	(52)

Total valuation and translation adjustments	—	(6,901)	(52)

Stock acquisition rights	1,475	1,145	9

Total net assets	6,105,832	6,060,165	45,381

Total liabilities and net assets	¥16,253,088	¥17,046,916	$127,654

2. Non-consolidated statements of income

Year ended March 31	Millions of yen		Millions of U.S. dollars
	2022	2023	2023

Operating income:
Dividends on investments in subsidiaries and affiliates	¥422,366	¥453,801	$3,398
Fees and commissions received from subsidiaries	9,481	12,467	93
Interests on loans receivable from subsidiaries and affiliates	184,204	235,384	1,763

Total operating income	616,052	701,653	5,254

Operating expenses:
General and administrative expenses	34,499	41,118	308
Interest on bonds	172,901	217,294	1,627
Interest on long-term borrowings	5,252	11,933	89

Total operating expenses	212,653	270,346	2,024

Operating profit	403,398	431,307	3,230

Non-operating income:
Interest income on deposits	9	7	0
Dividends income	—	810	6
Fees and commissions income	0	1	0
Other non-operating income	136	203	2

Total non-operating income	146	1,022	8

Non-operating expenses:
Interest on short-term borrowings	4,735	5,479	41
Fees and commissions payments	130	40	0
Amortization of bond issuance cost	5,088	5,087	38
Other non-operating expenses	585	1,741	13

Total non-operating expenses	10,539	12,348	92

Ordinary profit	393,006	419,980	3,145

Extraordinary loss:

Losses on valuation of investment securities	2,798	681	5
Losses on valuation of stocks of subsidiaries and affiliates	2,692	26,996	202
Losses on sale of stocks of subsidiaries and affiliates	—	99	1

Total extraordinary loss	5,490	27,776	208

Income before income taxes	387,515	392,203	2,937

Income taxes-current	(7,584)	(8,076)	(60)
Income taxes-deferred	(67)	(100)	(1)

Income taxes	(7,651)	(8,176)	(61)

Net income	¥395,167	¥400,380	$2,998

	Yen		U.S. dollars
	2022	2023	2023
Per share data:
Earnings per share	¥288.29	¥293.37	$2.20
Earnings per share (diluted)	288.17	293.27	2.20

3.	Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2022	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,341,274	¥1,562,751	¥—	¥1,562,751
Changes in the fiscal year:
Issuance of new stock	603	603		603
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(50)	(50)
Transfer from retained earnings to capital surplus			50	50
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	603	603	—	603

Balance at the end of the fiscal year	¥2,341,878	¥1,563,355	¥—	¥1,563,355

	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2022	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥2,061,118	¥2,091,538
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(274,127)	(274,127)
Net income		395,167	395,167
Purchase of treasury stock
Disposal of treasury stock
Transfer from retained earnings to capital surplus		(50)	(50)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	120,989	120,989

Balance at the end of the fiscal year	¥30,420	¥2,182,107	¥2,212,527

	Millions of yen
	Stockholders’ equity		Stock acquisition rights
Year ended March 31, 2022	Treasury stock	Total		Total net assets
Balance at the beginning of the fiscal year	¥(13,698)	¥5,981,865	¥1,791	¥5,983,656
Changes in the fiscal year:
Issuance of new stock		1,207		1,207
Cash dividends		(274,127)		(274,127)
Net income		395,167		395,167
Purchase of treasury stock	(74)	(74)		(74)
Disposal of treasury stock	370	320		320
Transfer from retained earnings to capital surplus		—		—
Net changes in items other than stockholders’ equity in the fiscal year			(316)	(316)

Net changes in the fiscal year	296	122,492	(316)	122,176

Balance at the end of the fiscal year	¥(13,402)	¥6,104,357	¥1,475	¥6,105,832

99

	Millions of yen
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2023	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	¥2,341,878	¥1,563,355	¥—	¥1,563,355
Changes in the fiscal year:
Issuance of new stock	658	658		658
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(111)	(111)
Transfer from retained earnings to capital surplus			111	111
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	658	658	—	658

Balance at the end of the fiscal year	¥2,342,537	¥1,564,013	¥—	¥1,564,013

	Millions of yen
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2023	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	¥30,420	¥2,182,107	¥2,212,527
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(301,626)	(301,626)
Net income		400,380	400,380
Purchase of treasury stock
Disposal of treasury stock
Transfer from retained earnings to capital surplus		(111)	(111)
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	—	98,642	98,642

Balance at the end of the fiscal year	¥30,420	¥2,280,749	¥2,311,169

	Millions of yen
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
Year ended March 31, 2023	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	¥(13,402)	¥6,104,357	¥—	¥1,475	¥6,105,832
Changes in the fiscal year:
Issuance of new stock		1,317			1,317
Cash dividends		(301,626)			(301,626)
Net income		400,380			400,380
Purchase of treasury stock	(138,839)	(138,839)			(138,839)
Disposal of treasury stock	443	332			332
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			(6,901)	(329)	(7,231)

Net changes in the fiscal year	(138,396)	(38,435)	(6,901)	(329)	(45,667)

Balance at the end of the fiscal year	¥(151,798)	¥6,065,921	¥(6,901)	¥1,145	¥6,060,165

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus
Year ended March 31, 2023	Capital stock	Capital reserve	Other capital surplus	Total capital surplus
Balance at the beginning of the fiscal year	$17,537	$11,707	$—	$11,707
Changes in the fiscal year:
Issuance of new stock	5	5		5
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			(1)	(1)
Transfer from retained earnings to capital surplus			1	1
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	5	5	—	5

Balance at the end of the fiscal year	$17,542	$11,712	$—	$11,712

	Millions of U. S. dollars
	Stockholders’ equity
	Retained earnings
	Other retained earnings
Year ended March 31, 2023	Voluntary reserve	Retained earnings brought forward	Total retained earnings
Balance at the beginning of the fiscal year	$228	$16,340	$16,568
Changes in the fiscal year:
Issuance of new stock
Cash dividends		(2,259)	(2,259)
Net income		2,998	2,998
Purchase of treasury stock
Disposal of treasury stock
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year		(1)	(1)

Net changes in the fiscal year	—	739	739

Balance at the end of the fiscal year	$228	$17,079	$17,307

	Millions of U. S. dollars
	Stockholders’ equity		Valuation and translation adjustments	Stock acquisition rights
Year ended March 31, 2023	Treasury stock	Total	Net unrealized gains (losses) on other securities		Total net assets
Balance at the beginning of the fiscal year	$(100)	$45,712	$—	$11	$45,723
Changes in the fiscal year:
Issuance of new stock		10			10
Cash dividends		(2,259)			(2,259)
Net income		2,998			2,998
Purchase of treasury stock	(1,040)	(1,040)			(1,040)
Disposal of treasury stock	3	2			2
Transfer from retained earnings to capital surplus		—			—
Net changes in items other than stockholders’ equity in the fiscal year			(52)	(2)	(54)

Net changes in the fiscal year	(1,036)	(288)	(52)	(2)	(342)

Balance at the end of the fiscal year	$(1,137)	$45,424	$(52)	$9	$45,381

Independent Auditor’s Report

To the Board of Directors of

Sumitomo Mitsui Financial Group, Inc.:

Opinion

We have audited the accompanying consolidated financial statements of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), which comprise the consolidated balance sheets as at March 31, 2023 and 2022, the consolidated statements of income, comprehensive income, changes in net assets and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at March 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	The reasonableness of management’s assessment of the reserve for possible loan losses for SMBC’s corporate loans

The key audit matter

In the consolidated balance sheet of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries (collectively referred to as the “Group”) as of March 31, 2023, the reserve for possible loan losses (the “Reserve”) was ¥469,205 million on loans and bills discounted (the “Loans”) of ¥98,404,137 million (or approximately 36.4% of total assets). Included in such balances were mainly corporate loans and the related reserve of Sumitomo Mitsui Banking Corporation (“SMBC”), a commercial banking subsidiary. As discussed in the “Notes (Additional information, 1. The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine)” to the consolidated financial statements, a reserve of ¥77,094 million was recorded for possible loan losses for the Russia-related credits. In addition, as discussed in the “Notes (Additional information, 2. The estimates of reserve for possible loan losses related to the impact of the tightening monetary policies overseas)” to the consolidated financial statements, a reserve of ¥29,000 million was recorded for possible loan losses for portfolios that were considered to be easily affected by rising interest rates.

As discussed in the “Notes (Significant accounting policies for preparing consolidated financial statements), 4. Accounting policy, (5) Reserve for possible loan losses” to the consolidated financial statements, SMBC assesses all claims including the Loans in accordance with the internal criteria for self-assessment of asset quality, and classifies borrowers into credit categories through examining individual credit risk profiles. On the basis of each borrower category, reserves and/or write-offs are recorded based on the methods including one that uses the historical loan-loss ratios or the probability of default to estimate possible loan losses and a discounted cash flow (DCF) method, in accordance with its internal policy for write-offs and provisions. For claims originated in specific overseas countries, an additional specific overseas reserve is recorded in the amount deemed necessary based on the assessment of political and economic conditions. Additionally, considering the recent economic environment and risk factors, a potential loss amount that was deemed necessary in specific portfolios, among others, was recorded in the Reserve at the end of the current fiscal year based on an overall assessment of a probable future outlook for those portfolios that has not been fully captured in the historical data or individual borrower classification.

As discussed in the “Notes (Significant Accounting Estimates)” and the “Notes (Additional information)” to the consolidated financial statements, the assessment of the Reserve for SMBC’s corporate loans involved significant estimation uncertainty, and required significant management judgment primarily in the following aspects:

•	classifying borrowers into appropriate credit categories through performing a qualitative assessment, including the use of forward-looking information;

•

determining whether additional reserves for specific portfolios are deemed necessary, and selecting appropriate methodologies to estimate such additional reserves based on the future outlook in light of the recent economic environment and risk factors; and

•	projecting future cash flow scenarios as an input to the DCF method for borrowers with large claims classified mainly as substandard or lower-level classifications.

In the judgment and estimation of these elements during the current fiscal year, the prolonged uncertain business environment arising from the current international situation involving Ukraine, the impact of tightening monetary policies overseas and the impact of ceasing COVID-19 related government financial support and establishment of the new normal way of life, in particular, required consideration, which included the assessment, for the purpose of measuring potential losses, of (i) the prolonged impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government under the current international situation involving Ukraine (including the deterioration in the credit status of Russia and the prolonged difficulty in collecting funds from customers in Russia via overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation), (ii) the impact of tightening monetary policies overseas following suppressed inflationary pressures (including the impact of resulting changes in the market conditions and interest rates), and (iii) the impact of ceasing COVID-19 related government financial support and establishment of the new normal way of life (including concerns over the future deterioration in credit conditions for the portfolios in certain industries with specific debt-repayment capabilities that are considered to be easily affected by the abovementioned factors).

We, therefore, determined that management’s assessment of the Reserve for SMBC’s corporate loans, specifically, classifying borrowers into credit categories through a qualitative assessment including the use of forward-looking information, determining whether additional reserves for specific portfolios are deemed necessary based on the future outlook in light of the recent economic environment and risk factors as well as determining appropriate methodologies to estimate such additional reserves, and projecting cash flow scenarios used in the DCF method, was of most significance in our audit of the consolidated financial statements for the current fiscal year, and accordingly, a key audit matter.

How the matter was addressed in our audit

The primary procedures we performed to assess the reasonableness of management’s assessment of the Reserve for SMBC’s corporate loans included the following:

(1)	Internal control testing

We evaluated the design and tested the operating effectiveness of certain of SMBC’s internal controls over its process to assess the Reserve for SMBC’s corporate loans. In this assessment, we focused on the controls that related to the:

•	approval of the internal rules for accounting for the Reserve, including the criteria for self-assessment and the policy for write-offs and provisions;

•	validation of the obligor grading models;

•	classification of individual borrowers into credit categories through a qualitative assessment;

•	determination of additional reserves for specific portfolios based on the future outlook in light of the recent economic environment and risk factors; and

•	projection of future cash flow scenarios used in the DCF method.

(2)	Evaluation of the policy for the Reserve and the obligor grading models

We evaluated the policy for the Reserve for SMBC’s corporate loans for compliance with the accounting principles generally accepted in Japan. Additionally, we involved credit risk specialists with industry-specific knowledge and expertise who assisted us in evaluating the appropriateness of the obligor grading models, which provided the basis for borrower classification, through analyzing the consistency of obligor grades with external ratings, and also through a retrospective review of the models’ performance.

(3)	Evaluation of borrower classification taking into account qualitative factors

For SMBC’s corporate borrowers that we selected based on certain criteria, we evaluated the appropriateness of borrower classification taking into account qualitative factors through:

•	analyzing the borrowers’ current business performance including the sufficiency of liquidity;

•

assessing the appropriateness of the borrowers’ business plans used as a basis for management’s borrower classification, by comparing the plans with the industry outlook and the recent performance, and also by analyzing the impact of stressed scenarios considered by management;

•

analyzing the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government on the borrowers’ debt-repayment capability and financial positions, including the analysis of the current repayment status;

•	analyzing the impact of trends in inflation and rising interest rates overseas on the individual borrowers’ business performance and liquidity positions; and

•	analyzing the impact of the trends in COVID-19 related government financial support programs and shifts in consumer behavior on the individual borrowers’ business plans and liquidity positions.

(4)	Evaluation of the reasonableness of additional reserves for specific portfolios based on the future outlook in light of the recent economic environment and risk factors

Given the prolonged uncertain business environment caused by the current international situation involving Ukraine, the impact of tightening monetary policies overseas and the impact of ceasing COVID-19 related government financial support and establishment of the new normal way of life, we evaluated the reasonableness of additional reserves for specific portfolios through:

•

assessing the appropriateness of the selection of portfolios subject to additional reserves, considering the analysis of the identified top risks and the respective industry environment by using the relevant indices and other information published by external agencies;

•

assessing the appropriateness of the selection of portfolios subject to additional reserves, considering the analysis of the prolonged impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government;

•

assessing assumptions used in estimating additional reserves, especially the risks of delinquency and loan modifications related to credit exposure in Russia, considering the analysis of the prolonged impact of the economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, and the deterioration in the credit status of Russia, including the analysis of the observed trend in the repayment of the Russian government and corporates;

•

assessing assumptions used in estimating additional reserves, especially the impact of the prolonged difficulty in collecting funds from customers in Russia via overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation;

•

assessing the appropriateness of the selection of portfolios subject to additional reserves in relation to rising interest rates, considering the analysis of the impact of tightening monetary policies overseas;

•

assessing the consistency of assumptions used in estimating additional reserves, especially the assumptions about changes in overseas interest rates and market conditions with available external data including interest rates outlook and industry environment;

•

assessing the appropriateness of the selection of portfolios subject to additional reserves in relation to the cease of COVID-19 related government financial support and establishment of the new normal way of life, considering the comparison of the current sales by industry against pre-COVID-19 sales, the analysis of observed trends in internal credit ratings, and the analysis of the level of debt-repayment capability;

•

assessing the consistency of assumptions used in estimating additional reserves, especially the assumptions about changes in the market conditions given the ease of the impact of COVID-19 and the establishment of the new normal way of life with available external data including industry environment; and

•

evaluating the appropriateness of the methodologies used to estimate additional reserves considering the nature of and risk factors identified in each portfolio as well as the result of a retrospective review.

(5)	Evaluation of future cash flow scenarios used in the DCF method

For borrowers that we selected based on certain criteria among those for which the reserves were calculated using the DCF method, we evaluated the appropriateness of the borrowers’ future cash flow scenarios through:

•	assessing the feasibility of the restructuring plans considering the recent economic environment and the prospect of future economic conditions;

•	assessing the borrowers’ current progress against the restructuring plans; and

•	assessing the borrower’s ability to repay considering the schedule and underlying sources of repayments based on the restructuring plans.

Other Information

The other information comprises the information included in the disclosure documents that contain or accompany the audited financial statements, but does not include the financial statements and our auditor’s report thereon.

We do not perform any work on the other information as we determine such information does not exist.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the directors and the corporate executive officers’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Convenience Translation

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2023 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in basis of presentation in the notes to the consolidated financial statements.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

/S/ Toshihiro Otsuka

Designated Engagement Partner

Certified Public Accountant

/S/ Kazuhide Niki

Designated Engagement Partner

Certified Public Accountant

/S/ Bumbee Nishi

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

June 21, 2023

Notes to the Reader of Independent Auditor’s Report:

This is a copy of the Independent Auditor’s Report and the original copies are kept separately by the Company and KPMG AZSA LLC.